Exhibit 99.1

Interim Report

for the period ended September 30, 2013

Third Quarter 2013

CONTENTS

BOARD OF DIRECTORS AND AUDITORS

CNH INDUSTRIAL GROUP INTERIM REPORT	2
OPERATING PERFORMANCE	3
Highlights	3
Group Results	4
Operating Performance by Segment	7
New Product Announcements during the Quarter	9
Consolidated Statement of Cash Flows	11
Consolidated Statement of Financial Position at September 30, 2013	12
Industrial Activities and Financial Services	14
Group Employees	22
Significant Events during the Third Quarter	23
Subsequent Events and Outlook	23

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2013	24
Consolidated Income Statement	25
Consolidated Statement of Comprehensive Income	26
Consolidated Statement of Financial Position	27
Consolidated Statement of Cash Flows	29
Statement of Changes in Consolidated Equity	30
Notes	31

Also available at www.cnhindustrial.com

CNH Industrial N.V.

Corporate Seat: Amsterdam, The Netherlands

Principal Office: Cranes Farm Road, Basildon, Essex SS14 3AD, United Kingdom

Share Capital: €18,233,420.48

Amsterdam Chamber of Commerce: reg. no. 56532474

BOARD OF DIRECTORS

AND AUDITORS

BOARD OF DIRECTORS	INDEPENDENT AUDITORS
Ernst & Young LLP

Chairman

Sergio Marchionne

Chief Executive Officer

Richard J. Tobin

Directors

John Elkann (2) (3)

Mina Gerowin (2)

Maria Patrizia Grieco (3)

Léo W. Houle (3)

Peter Kalantzis (1) (3)

John Lanaway (1)

Guido Tabellini (1)

Jacqueline A. Tammenoms Bakker (2)

Jacques Theurillat (1)

(1)	Member of the Audit Committee
(2)	Member of the Governance and Sustainability Committee
(3)	Member of the Compensation Committee

Disclaimer

Certain statements contained in this document that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. Words such as “forecast”, “projection”, “outlook”, “prospects”, “expected”, “estimates”, “plan”, “anticipate”, “intend”, “believe”, or other words or phrases to the same effect often identify forward-looking statements. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; factors affecting the agricultural business including commodity prices, weather, floods, earthquakes or other natural disasters, and government farm programs; general economic conditions in each of the Group’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Group competes; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; the Group’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles, the resolution of pending litigation and investigations, the evolution of the Group’s alliance with Kobelco Construction Machinery Co., Ltd; the Group’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis, other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Additional information concerning factors, risks, and uncertainties that could cause actual results to differ materially is contained in the registration statement declared effective by the U.S. Securities and Exchange Commission on June 21, 2013 and is incorporated by reference herein. Investors should refer and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this document are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial does not undertake an obligation to update or revise publicly any forward-looking statements.

CNH INDUSTRIAL GROUP

INTERIM REPORT

INTRODUCTION

The results presented in this Report are prepared in accordance with IFRS and relate to CNH Industrial Group after the merger between Fiat Industrial S.p.A. and CNH Global N.V., which was completed on September 29, 2013. The merger had no impact on the consolidated activities of the former Fiat Industrial Group and therefore the results presented herein are consistent and comparable with those previously published by Fiat Industrial. However, starting from the merger closing date, net profit and net equity that previously would have been attributed to the ex-CNH Global minority shareholders, are now included in the profit and net equity attributable to owners of the parent. Additional information on the merger and related accounting impacts is provided in the notes to the Interim Consolidated Financial Statements.

The Interim Report conforms with the requirements of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). It also conforms with the IFRSs adopted by the European Union. The designation IFRS also includes all International Accounting Standards (“IAS”) that remain in effect, as well as interpretations issued by the IFRS Interpretations Committee, formerly the International Financial Reporting Interpretations Committee (“IFRIC”), and prior to that the Standing Interpretations Committee (“SIC”).

The accounting principles applied in this Report, which has been prepared in accordance with IAS 34 – Interim Financial Reporting, are consistent with those used for the Consolidated Financial Statements of Fiat Industrial (CNH Industrial’s predecessor) at December 31, 2012, except as otherwise stated under “Accounting standards, amendments and interpretations adopted from January 1, 2013”.

The Report is unaudited.

Non-GAAP financial information

CNH Industrial monitors its operations through the use of various key financial measures that may not be comparable to other similarly titled measures of other companies. Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies. CNH Industrial management believes these financial measures provide comparable measures of its financial performance based on normalized operational factors, which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

CNHI key financial measures are defined as follows:

•	Trading Profit is computed starting with Net Revenues less Cost of sales, SG&A, R&D costs, and other operating income and expenses. Trading Profit is the measure used by Management to assess the trading performance of the Group’s businesses and represents Operating Profit before specific items that are believed to hinder comparison of the trading performance of the Group’s businesses either year-on-year or with other businesses. Management believes that Trading Profit should, therefore, be made available to investors to assist in their assessment of the trading performance of the Group’s businesses. Specifically Trading Profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other unusual income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis and are not representative of the routine trading performance of the Group’s businesses.

•	Operating Profit is computed starting from Trading Profit plus/(minus) restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

•	Net Industrial Debt exclusively pertains to industrial activities of the Group (as compared to financial services activities) and is computed as debt plus other financial liabilities (mainly negative fair value of derivative financial instruments) less (i) cash and cash equivalents, (ii) current securities, (iii) financial receivables from Group financial services entities and (iv) other financial assets (mainly positive fair value of derivative financial instruments), all these items related to industrial activities, only. Therefore, debt, cash and other financial assets/liabilities pertaining to Financial Services entities are excluded from the computation of Net Industrial Debt.

•	“Constant currency basis” is the measure used by management to discuss revenue and trading profit translated at prior year average exchange rates. Elimination of the currency translation effect provides constant comparisons without the distortion of currency rate fluctuations.

CNH Industrial Group Operating Performance	2

OPERATING PERFORMANCE

HIGHLIGHTS

1/1 – 9/30 2013	1/1 – 9/30 2012	(€ million)	3rd Quarter 2013	3rd Quarter 2012 (1)
18,844	18,771	Net revenues	6,217	6,313
1,549	1,628	Trading profit/(loss)	508	570
1,480	1,488	Operating profit/(loss)	498	561
1,207	1,220	Profit/(loss) before taxes	402	472
747	744	Profit/(loss) for the period	248	291
616	648	Profit/(loss) attributable to owners of the parent	206	256

		(per share data in €)
0.504	0.530	Basic earnings per common share	0.169	0.209
0.504	0.530	Diluted earnings per common share	0.169	0.209

(€ million)	At September 30, 2013	At December 31, 2012 (1)
Total assets	40,013	38,861

Net (debt)/cash	(17,855)	(15,994)
– of which: Net industrial (debt)/cash	(2,502)	(1,642)

Total equity	5,553	5,376

Equity attributable to owners of the parent	5,489	4,628

No. of employees at period end	70,644	68,257

(1)	Following adoption of the amendment to IAS 19 – Employee benefits from January 1, 2013 (retrospectively), figures reported in the income statement for the third quarter and first nine months of 2012 and the statement of financial position at December 31, 2012 have been restated as appropriate. For additional information relating to the impacts of adoption of the amendment, refer to the section “Accounting standards, amendments and interpretations adopted from January 1, 2013” in the Notes to the Interim Consolidated Financial Statements

CNH Industrial Group Operating Performance	3

GROUP RESULTS

1/1 – 9/30 2013	1/1 – 9/30 2012	(€ million)	3rd Quarter 2013	3rd Quarter 2012
18,844	18,771	Net revenues	6,217	6,313
1,549	1,628	Trading profit/(loss)	508	570
1,480	1,488	Operating profit/(loss)	498	561
1,207	1,220	Profit/(loss) before taxes	402	472
747	744	Profit/(loss) for the period	248	291

Results for CNH Industrial Group for the Third Quarter of 2013

Net revenues

(€ million)	3rd Quarter 2013	3rd Quarter 2012	% change
Agricultural and Construction Equipment	3,889	4,088	-4.9
Trucks and Commercial Vehicles	2,093	2,054	1.9
Powertrain	762	646	18.0
Eliminations and Other	(527)	(475)	—

Group Total	6,217	6,313	-1.5

Group revenues totaled €6,217 million for the third quarter of 2013, a decrease of 1.5% over the third quarter of 2012 (+5.4% on a constant currency basis). Revenues from Agricultural and Construction Equipment were down 4.9% to €3,889 million. On a constant currency basis, revenues increased by €119 million due to sustained demand in the Agricultural Equipment business, partially offset by lower global demand for Construction Equipment products. Trucks and Commercial Vehicles revenues increased 1.9% to €2,093 million from low demand levels in Q3 2012. Powertrain revenues increased 18% to €762 million, driven by higher volumes from both internal and external customers.

Trading profit/(loss)

(€ million)	3rd Quarter 2013	3rd Quarter 2012	Change
Agricultural and Construction Equipment	470	444	26
Trucks and Commercial Vehicles	15	110	-95
Powertrain	35	25	10
Eliminations and Other	(12)	(9)	-3

Group Total	508	570	-62

Trading margin (%)	8.2%	9.0%

Group trading profit was €508 million for the third quarter, down €62 million from Q3 2012 (a decrease of 10.9%). Trading margin for the third quarter decreased 0.8 p.p. to 8.2%. On a constant currency basis, trading profit decreased 4.9%, mainly due to Euro VI transitional costs and a less favorable product mix and pricing environment in the commercial vehicles segment, lower global demand for Construction Equipment and unfavorable exchange rate impacts mainly due to Latin American currencies across the businesses. These adverse factors were partially offset by positive net price realization in Agricultural Equipment and higher revenues and better capacity utilization in Powertrain.

Operating profit/(loss)

The Group closed the quarter with an operating profit of €498 million, compared with €561 million for Q3 2012, a year-over-year decrease of €63 million reflecting lower trading profit.

Gains/(losses) on disposal of investments was zero for the third quarter in both 2013 and 2012.

Restructuring costs of €6 million (€9 million for Q3 2012) related to Trucks and Commercial Vehicles.

Other unusual expense totaled €4 million for the quarter, compared with zero for Q3 2012.

CNH Industrial Group Operating Performance	4

Profit/(loss) for the period

Net financial expense was €114 million, compared with €112 million for Q3 2012. The €2 million increase was mainly attributable to the higher average level of net industrial debt.

Result from investments totaled €18 million, down from €23 million in Q3 2012 reflecting lower earnings for joint venture companies.

Profit before tax was €402 million, compared with €472 million for the same period in 2012. The €70 million decrease reflects a lower operating result (-€63 million) and result from investments (-€5 million), in addition to the €2 million increase in net financial expense.

Income taxes totaled €154 million (€181 million for Q3 2012). The effective tax rate of 38% is in line with the prior year period end and Group expectations for the full year.

The Group closed the third quarter with net profit of €248 million, compared with €291 million for the same period in 2012.

Profit attributable to owners of the parent was €206 million, compared with €256 million for Q3 2012.

Results for CNH Industrial Group for the First Nine Months of 2013

Net revenues

(€ million)	1/1 – 9/30 2013	1/1 – 9/30 2012	% change
Agricultural and Construction Equipment	12,107	12,004	0.9
Trucks and Commercial Vehicles	6,063	6,226	-2.6
Powertrain	2,346	2,106	11.4
Eliminations and Other	(1,672)	(1,565)	—

Group Total	18,844	18,771	0.4

Group revenues for the first nine months totaled €18,844 million, an increase of 0.4% (+4.3% on a constant currency basis) over the prior year. Sales increases for Agricultural Equipment and Powertrain compensated for the lower revenue for Construction Equipment and Trucks and Commercial Vehicles.

Trading profit/(loss)

(€ million)	1/1 – 9/30 2013	1/1 – 9/30 2012	Change
Agricultural and Construction Equipment	1,485	1,290	195
Trucks and Commercial Vehicles	7	299	-292
Powertrain	87	77	10
Eliminations and Other	(30)	(38)	8

Group Total	1,549	1,628	-79

Trading margin (%)	8.2%	8.7%

Group trading profit for the first nine months totaled €1,549 million, a decrease of €79 million compared with the same period of 2012 (a decrease of 4.9%). Trading margin in the first nine months decreased 0.5 p.p. to 8.2%. On a constant currency basis, trading profit decreased by 0.7%, primarily due to lower profitability from negative volume/mix, pricing pressures and negative exchange rate impacts affecting both Trucks and Commercial Vehicles and Construction Equipment. These adverse factors were offset by improved results for the Agricultural Equipment business driven primarily by positive pricing.

Operating profit/(loss)

For the first nine months, operating profit totaled €1,480 million (versus €1,488 million for the corresponding period in 2012), with the €79 million decrease in trading profit being largely compensated for by a €71 million decrease in net unusual expense.

Gains/(losses) on disposal of investments was zero for both 2013 and 2012.

CNH Industrial Group Operating Performance	5

Restructuring costs totaled €20 million, compared with €140 million for the first nine months of 2012, and mainly related to Trucks and Commercial Vehicles both years.

There was other unusual expense of €49 million for the first nine months, including €31 million associated with the unwinding and consolidation of the former joint venture with Barclays within the Financial Services business and costs associated with the rationalization of certain strategic suppliers. For the first nine months of 2012, the total was zero.

Profit/(loss) for the period

Net financial expense totaled €344 million, compared with €334 million for the first nine months of 2012.

Result from investments was €71 million, an increase over €66 million for the prior year that primarily reflected improved results for joint venture companies.

Profit before tax was €1,207 million, compared with €1,220 million for the same period in 2012.

Income taxes totaled €460 million (€476 million for the first nine months of 2012).

The Group closed the first nine months with a net profit of €747 million, compared with €744 million for the same period in 2012.

Profit attributable to owners of the parent was €616 million for the first nine months, compared with €648 million for the same period in 2012.

CNH Industrial Group Operating Performance	6

OPERATING PERFORMANCE BY SEGMENT

Agricultural and Construction Equipment

1/1 – 9/30 2013	1/1 – 9/30 2012	(€ million)	3rd Quarter 2013	3rd Quarter 2012
12,107	12,004	Net revenues	3,889	4,088
0.9		% change	-4.9
1,485	1,290	Trading profit/(loss)	470	444
195		Change	26
12.3	10.7	Trading margin (%)	12.1	10.9

Agricultural and Construction Equipment had revenues of €3.9 billion for the quarter, down 4.9% (+2.9% on a constant currency basis) over Q3 2012, as positive performance for Agricultural Equipment offset challenging conditions for Construction Equipment. The geographic distribution of net revenues for the period was 45.3% NAFTA, 25.6% EMEA, 17.1% LATAM and 12.0% in APAC.

Agricultural Equipment third quarter net revenues decreased 2.3% (+5% on a constant currency basis) with all geographies increasing revenues at constant currency except the APAC region, largely as a result of comparable period tender activity and difficult trading conditions in Australia. Worldwide Agricultural Equipment production was 6% above retail sales in the quarter, in anticipation of strong seasonal retail demand in the fourth quarter. The Group expects to under produce retail in the agricultural segment for the balance of the year.

Construction Equipment third quarter net revenues decreased 17.1% (-9% on a constant currency basis) as market conditions remained challenging in most regions. Worldwide Construction Equipment production was 13% above retail sales in the quarter, and the Company has taken action in the fourth quarter to adjust production closer to current retail demand.

Agricultural and Construction Equipment trading profit increased to €470 million for the quarter, up €26 million from the prior year period, with a trading margin of 12.1% (10.9% in Q3 2012). Agricultural Equipment trading profit increased €32 million over Q3 2012 to €410 million and trading margin was 1.3 p.p. higher at 13.1%, with positive net pricing partially offset by increased costs associated with Tier 4B compliance. Construction Equipment reported a trading loss of €30 million (€15 million loss for Q3 2012) due mostly to lower volumes. Financial Services posted third quarter trading profit of €90 million, a €9 million increase over Q3 2012, primarily reflecting the increase in the average portfolio and lower credit loss provisions.

Agricultural and Construction Equipment reported revenues of €12.1 billion for the first nine months of 2013, a 0.9% increase over the same period in 2012 (+5.3% on a constant currency basis) as net revenues of Agricultural Equipment increased 5.4% while decreasing 17.4% for Construction Equipment.

Trading profit totaled €1,485 million, up €195 million from the first nine months of 2012, with a trading margin of 12.3% (10.7% in the first nine months of 2012). Agricultural Equipment trading profit increased €200 million over the corresponding period in 2012 to €1,228 million and trading margin was 1.5 p.p. higher at 12.8% mainly due to positive net price realization, as well as improved volume/mix, which more than compensated for increased R&D expenditures and other operational costs. Construction Equipment reported a trading loss of €42 million, compared with trading profit of €10 million for the first nine months of 2012, primarily as a result of lower volumes and unfavorable product mix. Financial Services posted a trading profit of €299 million, a €47 million increase over the first nine months of 2012.

Trucks and Commercial Vehicles

1/1 – 9/30 2013	1/1 – 9/30 2012	(€ million)	3rd Quarter 2013	3rd Quarter 2012
6,063	6,226	Net revenues	2,093	2,054
-2.6		% change	1.9
7	299	Trading profit/(loss)	15	110
-292		Change	-95
0.1	4.8	Trading margin (%)	0.7	5.4

Trucks and Commercial Vehicles had revenues of €2.1 billion in the quarter, an increase of 1.9% over Q3 2012 (+8.2% on a constant currency basis), with a modest recovery in demand in Europe and a significant increase in

CNH Industrial Group Operating Performance	7

LATAM being largely offset by negative market and product mix, decreasing volumes for parts and services business particularly in the depressed Southern European markets, and lower volume in specialty vehicles due to delivery timing.

During the quarter Trucks and Commercial Vehicles delivered a total of 31,436 vehicles (including buses and specialty vehicles), representing an 8.6% increase over Q3 2012. Volumes were down 1.6% in light vehicles, but up 45.3% in medium vehicles and 12.9% in heavy vehicles. By region, deliveries were up 30.3% in LATAM, 2.7% in EMEA and 3.6% in APAC.

The European truck market (GVW ≥3.5 tons) was up 0.9% over Q3 2012 to approximately 151,600 units, reversing the downward market trend since the end of 2011, with significant growth in the UK (+9.8%), Poland (+8.2%) and Spain (+2.8%). By category, demand was down 0.9% for light vehicles and 2.0% for medium vehicles. In the heavy vehicles category, registrations were up 4.7% over Q3 2012, as purchase activity for the more economical Euro V vehicles began to pick up prior to the mandatory introduction of Euro VI vehicles in January 2014.

The Group’s third quarter share of the European truck market (GVW ≥3.5 tons) was estimated at 10.7%, down 0.7 p.p. compared with Q3 2012.

In LATAM, new truck registrations (GVW ≥3.5 tons) were up 27.7% over Q3 2012 to 60,830 units. The year-over-year improvement was primarily driven by the 55.5% increase in heavy vehicles (GVW >31 tons), which was attributable primarily to government incentives in Brazil. Registrations of light vehicles (GVW 3.5-7.9 tons) were up 11.5% and medium vehicles (GVW 8-31 tons) increased by 25.1%.

The Group’s share of the LATAM market (GVW ≥3.5 tons) was down 0.1 p.p. over Q3 2012 to 11.2%.

In EMEA, dealer new vehicle inventories decreased 17% over year-end 2012 to a level representing coverage of approximately 1.4 months of expected sales activity.

Trucks and Commercial Vehicles closed the third quarter with a trading profit of €15 million, compared with €110 million for Q3 2012. Negative market and product mix and tight price competition continued to affect margins primarily in Southern Europe and, due to ongoing economic uncertainty, bad debt provisions have been increased. In addition, new product launch costs and unfavorable foreign exchange rate impacts more than offset positive market trend and pricing in LATAM.

Trucks and Commercial Vehicles posted revenues of €6.1 billion for the first nine months of 2013, a 2.6% decrease (+0.7% on a constant currency basis) over the same period a year ago.

During the first nine months of 2013, Trucks and Commercial Vehicles delivered a total of 92,833 vehicles (including buses and special vehicles), representing a 1.2% increase over the same period in 2012. There was a 3.5% decrease in deliveries of light vehicles, while volumes were up 13.0% in medium and 2.4% in heavy vehicles. Deliveries were down 3.0% in EMEA and 9.3% in APAC, but up 21.8% in LATAM.

The European truck market was down 6.1% over the same period in 2012 to just over 466,200 units, with contractions in all major markets except the UK, which was in line with the prior year. By vehicle type, light vehicles were down 5.6%, medium vehicles were down 8.9% and heavy vehicles were down 6.4%.

The Group’s share of the European truck market was estimated at 11.1%, in line with the first nine months of 2012.

In LATAM, vehicle registrations were up 11.9% year-over-year to 169,480 units. While light vehicles registrations declined 6.1%, demand was up 10.6% in medium and 40.0% in heavy vehicles.

The Group’s share of the LATAM market was down one percentage point to 10.7%.

Trucks and Commercial Vehicles closed the first nine months of 2013 with a trading profit of €7 million, compared with €299 million for the corresponding period in 2012. The decrease was primarily attributable to negative volume/mix, pricing pressures, operational costs related to transition to Euro VI and unfavorable exchange rate effects.

CNH Industrial Group Operating Performance	8

Powertrain

1/1 – 9/30 2013	1/1 – 9/30 2012	(€ million)	3rd Quarter 2013	3rd Quarter 2012
2,346	2,106	Net revenues	762	646
11.4		% change	18.0
87	77	Trading profit/(loss)	35	25
10		Change	10
3.7	3.7	Trading margin (%)	4.6	3.9

Powertrain reported third quarter revenues of €762 million, an increase of 18% (+19.8% on a constant currency basis) over Q3 2012 primarily attributable to higher volumes. Sales to external customers accounted for 33% of total revenues, in line with the same period in 2012.

During the quarter Powertrain sold a total of 129,174 engines, an increase of 20.4% year-over-year. By major customer, 31% of engines were supplied to Trucks and Commercial Vehicles, 30% to Agricultural and Construction Equipment, and the remaining 39% to external customers. Additionally, Powertrain delivered 13,024 transmissions and 34,400 axles, an increase of 3.5% and 12.2% respectively over the same period in 2012.

Powertrain closed the third quarter with a trading profit of €35 million, up €10 million from the same period in 2012, with a trading margin of 4.6% (3.9% for the same period in 2012). Higher revenues and better capacity utilization drove the improvement, which was partially offset by an increase in R&D costs aimed at maintaining technological leadership.

Powertrain reported revenues of €2,346 million for the first nine months of 2013, representing an 11.4% (+12.3% on a constant currency basis) year-over-year increase, mainly driven by higher volumes. Sales to external customers accounted for 32% of total revenues, in line with the first nine months of 2012.

In the first nine months, Powertrain delivered a total of 387,900 engines, up 12% compared with the same period in 2012, to Trucks and Commercial Vehicles (31%) and Agricultural and Construction Equipment (30%), with the remaining 39% of sales to external customers. In addition, Powertrain delivered 46,511 transmissions and 114,010 axles, up 1.2% and 3.4% respectively from the same period 2012.

Powertrain’s trading profit totaled €87 million for the first nine months, up €10 million compared with the corresponding period in 2012, with a trading margin of 3.7%, in line with the same period in 2012.

NEW PRODUCT ANNOUNCEMENTS DURING THE QUARTER

Agricultural and Construction Equipment

At the Farm Progress Show in Decatur, Illinois, Case IH launched 18 new tractor models in North America which meet the upcoming Tier 4B off-road emissions standards. Among these models are the highest horsepower tractors available on the market today with the Steiger Quadtrac 620 and new models of the Magnum and Maxxum tractors. Case IH is the first and only agricultural equipment manufacturer to use Selective Catalytic Reduction (SCR) technology alone to meet strict Tier 4B emissions standards, while offering customers best overall fuel efficiency.

New Holland Agriculture also launched several new models at the Farm Progress Show presenting the new Tier 4B T7, T8 and T9 high horsepower tractors, featuring the ECOBlue™ HI-eSCR technology, where NOx emissions are reduced by 95% compared with Tier 1 levels. In Europe, New Holland Agriculture received a Sitevi Gold Medal for the Opti-Grape™ technology, which delivers best-in-class cleaning performance on the Braud grape harvesters, as well as two Agritechnica Silver Medals for the Opti-Speed™ straw walkers and the cornrower.

In North America, Case Construction Equipment introduced two new midi crawler excavators at the American Public Works Association (APWA) exposition in August. The CX75C SR and CX80C were launched as new C Series excavators. These machines also offer class exclusive Tier 4B emissions compliance, using Compact Exhaust Gas Recirculation (CEGR) and Diesel Oxidation Catalyst (DOC) technologies. The CX75C SR received one of Rental Magazine’s “Top Products of 2013” awards. In Europe, Case Construction Equipment introduced a new wheel loader dedicated to waste & recycling applications.

In July, CNH Industrial inaugurated its manufacturing site in Foshan, China (central Guangdong province), which will initially assemble Case IH sugar cane harvesters.

In August, the new facility in Urumqi (Xinjiang Uyghur Autonomous Region northwest China) was inaugurated and it will assemble Case IH cotton pickers.

CNH Industrial Group Operating Performance	9

In early September, expansion of the Harbin, China site progressed with official inauguration of the new R&D center, which has been established to develop advanced agricultural machinery products tailored to the specific requirements in China. CNH Industrial’s Product Development Center in Harbin is the largest R&D facility operated by a global agricultural machinery manufacturer in Northeast China.

Trucks and Commercial Vehicles

In EMEA, in September the Segment participated at two major international motorhome trade shows, Caravan Salon in Düsseldorf and Véhicules de Loisirs in Paris-Le Bourget, where the Segment exhibited its range of the Daily and Eurocargo chassis bases that were conducive to conversion. The brand is a leader in the high end of the motorhome segment, with premium specifications and medium-to-heavy gross vehicle weight.

In September, Naveco (a Group joint venture) presented a new mid-size cab Yuejin “Chaoyue”, further expanding the model range which last year was named “Truck of the Year 2013” in China. Naveco also received the “2013 China Logistics Technology & Equipment Innovation Enterprise” and “2013 China Logistics Technical Equipment Industry Technology Innovation Products” awards for the Power Daily at the 2013 National Conference of Modern Logistics Development, due to the efficiency, affordability, safety and innovation of its products.

At “Comtrans 2013” in Moscow, the Segment exhibited its entire product lineup complete with the CNG versions of the Daily and Eurocargo. The Segment is a leader in the natural gas vehicle segment in Europe with its full range of CNG vehicles.

In Turkey, activities were heavily focused on promotion of the new Stralis Hi-Way, including the vehicle’s premiere at the Antalya Auto Show.

In LATAM, the Segment launched the Stralis Hi-Way heavy duty truck in Brazil. Produced at the Group’s plant in Sete Lagoas, the vehicle is available with three engine variants (440 hp, 480 hp and 560 hp) and three different configurations.

Powertrain

For on-road applications, developments during the quarter included the production launch of the Euro VI version of the NEF engine (N45 and N67 engines) for vehicles and buses produced by the Trucks and Commercial Vehicles Segment. The Chongqing plant in China began production of the Euro IV version of the F1C engine for the Power Daily produced by Naveco to be sold in APAC markets, as well as the Euro VI version of the Cursor 9 for buses produced by Trucks and Commercial Vehicles and the Dutch customer VDL Bus & Coach.

CNH Industrial Group Operating Performance	10

CONSOLIDATED STATEMENT OF CASH FLOWS

Following is a summary statement of cash flows and related comments. A complete statement of cash flows is provided in “Interim Consolidated Financial Statements”.

(€ million)	1/1 – 9/30 2013	1/1 – 9/30 2012
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,611	5,639
B) CASH FROM/(USED IN) OPERATING ACTIVITIES	250	114
C) CASH FROM/(USED IN) INVESTING ACTIVITIES	(2,414)	(2,228)
D) CASH FROM/(USED IN) FINANCING ACTIVITIES	988	(226)
Currency translation differences	(116)	—
E) NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,292)	(2,340)
F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	3,319	3,299

During the first nine months of 2013, operating activities generated €250 million in cash. Income-related cash inflows of €1,358 million (calculated as net profit plus amortization and depreciation, dividends, changes in provisions and items related to sales with buy-back commitments and operating leases, net of gains/losses on disposals and other non-cash items) were partially offset by an increase in working capital of €1,108 million (at comparable scope of operations and constant exchange rates).

Investing activities absorbed a total of €2,414 million in cash.

Investments in tangible and intangible assets (including €356 million in capitalized development costs) totaled €845 million.

The increase in receivables from financing activities, totaling €1,471 million, was primarily driven by higher levels of financing to the Agricultural and Construction Equipment dealer network.

Financing activities generated cash totaling €988 million. Proceeds from new bond issuances (€457 million) and medium-term borrowings, net of repayments during the period, were partially offset by distribution of €277 million in dividends.

CNH Industrial Group Operating Performance	11

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT SEPTEMBER 30, 2013

At September 30, 2013, total assets were €40,013 million, an increase of €1,152 million over year-end 2012 (€38,861 million).

Non-current assets totaled €11,584 million, a €419 million increase over year-end 2012, primarily reflecting investments for the period, net of amortization/depreciation.

Current assets totaled €28,404 million, up €733 million for the period, with increases in inventory and receivables from financing activities partially offset by a €1.3 billion reduction in liquidity.

Receivables from financing activities totaled €16,063 million at September 30, 2013, representing an increase of €826 million over year-end 2012. Net of currency translation differences and write-downs, there was an increase of €1,414 million driven primarily by the growth in financing to Agricultural and Construction Equipment dealers in North America.

Working capital (net of items relating to vehicles sold under buy-back commitments and vehicles no longer subject to lease agreements that are held in inventory) totaled €1,876 million, an increase of €1,001 million for the period.

(€ million)			At September 30, 2013	At December 31, 2012	Change
Inventory	(a	)	5,864	4,673	1,191
Trade receivables			1,272	1,436	(164)
Trade payables			(4,858)	(4,843)	(15)
Net Current Taxes Receivable/(Payable) & Other Current Receivables/(Payables)	(b	)	(402)	(391)	(11)

Working capital			1,876	875	1,001

(a)	Inventory is reported net of vehicles held for sale by Trucks and Commercial Vehicles segment that have been bought back (under buy-back commitments) or returned following expiry of a lease agreement
(b)	Other current payables, included under current taxes receivable/(payable) & other current receivables/(payables), are stated net of amounts due to customers in relation to vehicles sold under buy-back commitments, which consist of the repurchase amount payable at the end of the lease period, together with the value of any lease installments received in advance. The value at the beginning of the contract period, equivalent to the difference between the sale price and the repurchase amount, is recognized on a straight-line basis over the contract period

At September 30, 2013, trade receivables, other receivables and receivables from financing activities falling due after that date and sold without recourse – and, therefore, eliminated from the statement of financial position pursuant to the derecognition requirements of IAS 39 – totaled €714 million (€763 million at December 31, 2012).

On a comparable scope of operations and at constant exchange rates, working capital increased by €1,108 million essentially as a result of higher stock levels.

CNH Industrial Group Operating Performance	12

Consolidated net debt totaled €17,855 million, an increase of €1,861 million over €15,994 million at year-end 2012. Net of approximately €450 million in positive currency translation differences, cash from operating activities was more than offset by increases in the loan portfolios of financial services companies and capital expenditure.

(€ million)			At September 30, 2013	At December 31, 2012
Debt:
Asset-backed financing			(10,121)	(9,708)
Other debt			(11,152)	(10,925)

Total debt			(21,273)	(20,633)

Other financial assets	(a	)	178	121
Other financial liabilities	(a	)	(79)	(97)
Liquidity:
Current securities			—	4
Cash and cash equivalents			3,319	4,611
Net (Debt)/Cash			(17,855)	(15,994)
Industrial Activities			(2,502)	(1,642)
Financial Services			(15,353)	(14,352)

Cash, cash equivalents and current securities			3,319	4,615
Available credit lines			1,584	1,591

Total available liquidity			4,903	6,206

(a)	Includes fair value of derivative financial instruments

For the first nine months of 2013, debt increased €640 million (€1,269 million excluding currency translation differences).

Cash and cash equivalents totaled approximately €3.3 billion (down €1.3 billion over the €4.6 billion at year-end 2012). Total available liquidity (which at September 30, 2013 and December 31, 2012 included €1.6 billion in undrawn committed facilities) totaled €4.9 billion. The €1.3 billion decrease over December 31, 2012 was mainly attributable to growth in the loan portfolio and the associated funding requirement for financial services, in addition to capital expenditure for the period and dividend payments. Cash from operations was partially offset by an increase in working capital.

Cash and cash equivalents included approximately €568 million in restricted cash (€670 million at December 31, 2012), which primarily relates to servicing the debt of securitization vehicles (included under asset-backed financing).

CNH Industrial Group Operating Performance	13

INDUSTRIAL ACTIVITIES AND FINANCIAL SERVICES

The following tables provide a breakdown of the consolidated statements of income, financial position and cash flows between “Industrial Activities” and “Financial Services”. Financial Services includes companies in Agricultural and Construction Equipment and Trucks and Commercial Vehicles that are engaged in retail and dealer finance, leasing and rental activities.

Basis of analysis

The segmentation between Industrial Activities and Financial Services represents a sub-consolidation prepared on the basis of the core activities of each Group company.

Investments held by companies belonging to one segment in companies included in the other segment are accounted for under the equity method. To provide a more meaningful presentation of net profit, the results of investments accounted for in this manner are classified in the income statement under result from intersegment investments.

The parent company, CNH Industrial N.V., is included under Industrial Activities.

The sub-consolidation of Industrial Activities also includes companies that provide centralized treasury services (i.e., raising funding in the market and financing Group companies). The activities of the treasury companies do not include the offer of financing to third parties.

CNH Industrial Group Operating Performance	14

Operating Performance by Activity

Third Quarter	3rd Quarter 2013			3rd Quarter 2012
(€ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	6,217	5,971	349	6,313	6,079	361
Cost of sales	5,006	4,885	224	5,104	4,991	240
Selling, general and administrative costs	521	484	37	524	483	41
Research and development costs	154	154	—	125	125	—
Other income/(expenses)	(28)	(27)	(1)	10	12	(2)
TRADING PROFIT/(LOSS)	508	421	87	570	492	78
Gains/(losses) on disposal of investments	—	—	—	—	—	—
Restructuring costs	6	6	—	9	9	—
Other unusual income/(expenses)	(4)	(4)	—	—	—	—
OPERATING PROFIT/(LOSS)	498	411	87	561	483	78
Financial income/(expenses)	(114)	(114)	—	(112)	(112)	—
Result from investments (*)	18	16	2	23	20	3
PROFIT/(LOSS) BEFORE TAXES	402	313	89	472	391	81
Income taxes	154	113	41	181	150	31
PROFIT/(LOSS) FOR THE PERIOD	248	200	48	291	241	50
Result from intersegment investments	—	48	(1)	—	50	(4)
PROFIT/(LOSS) FOR THE PERIOD	248	248	47	291	291	46

(*)	Includes income from investments, as well as impairment (losses)/reversals on non-intersegment investments accounted for under the equity method

First Nine Months	1/1 – 9/30/2013			1/1 – 9/30/2012
(€ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	18,844	18,067	1,084	18,771	17,969	1,124
Cost of sales	15,152	14,795	664	15,131	14,696	757
Selling, general and administrative costs	1,627	1,508	119	1,598	1,471	127
Research and development costs	457	457	—	400	400	—
Other income/(expenses)	(59)	(57)	(2)	(14)	(12)	(2)
TRADING PROFIT/(LOSS)	1,549	1,250	299	1,628	1,390	238
Gains/(losses) on disposal of investments	—	—	—	—	—	—
Restructuring costs	20	20	—	140	140	—
Other unusual income/(expenses)	(49)	(18)	(31)	—	—	—
OPERATING PROFIT/(LOSS)	1,480	1,212	268	1,488	1,250	238
Financial income/(expenses)	(344)	(344)	—	(334)	(334)	—
Result from investments (*)	71	63	8	66	58	8
PROFIT/(LOSS) BEFORE TAXES	1,207	931	276	1,220	974	246
Income taxes	460	349	111	476	375	101
PROFIT/(LOSS) FOR THE PERIOD	747	582	165	744	599	145
Result from intersegment investments	—	165	(3)	—	145	(13)
PROFIT/(LOSS) FOR THE PERIOD	747	747	162	744	744	132

(*)	Includes income from investments, as well as impairment (losses)/reversals on non-intersegment investments accounted for under the equity method

CNH Industrial Group Operating Performance	15

Industrial Activities

Net revenues for Industrial Activities totaled €5,971 million for the third quarter, a decrease of 1.8% over Q3 2012. For Agricultural and Construction Equipment, revenues were down 4.9%. On a constant currency basis, there was an increase in revenues with sustained demand in the Agricultural Equipment business more than offsetting a decline for Construction Equipment attributable to challenging trading conditions. Trucks and Commercial Vehicles posted a 0.7% increase in revenues with higher volumes being largely offset by a negative market and product mix and decreasing volumes for the parts and services businesses. For Powertrain, revenues were up 18% driven by higher volumes.

For the first nine months, revenues were up 0.5% over the same period in 2012 to €18,067 million, with increases for Agricultural Equipment and Powertrain more than offsetting declines for Construction Equipment and Trucks and Commercial Vehicles.

Trading profit for Industrial Activities totaled €421 million for the quarter, compared with €492 million for Q3 2012. The €71 million decrease reflected an unfavorable market and product mix, pricing pressures and negative currency translation impacts for Trucks and Commercial Vehicles, as well as lower volumes for Construction Equipment. Those negative impacts were partially offset by improved results for Agricultural Equipment, primarily driven by positive net pricing, and higher volumes for Powertrain.

For the first nine months, trading profit was €1,250 million, a decrease from €1,390 million for the same period in 2012 attributable to factors similar to those described for the third quarter.

Operating profit was €411 million for the quarter. The €72 million decrease over the same period in 2012 (€483 million) reflected a lower trading profit.

For the first nine months, operating profit totaled €1,212 million, a decrease of €38 million over the same period in 2012. The €140 million decrease in trading profit was offset in part by a €102 million reduction in net unusual expense (primarily reflecting lower restructuring costs for Trucks and Commercial Vehicles).

Financial Services

The Financial Services businesses posted net revenues of €349 million for the third quarter, down 3.3% over the same period in 2012.

1/1 – 9/30 2013	1/1 – 9/30 2012	% change	(€ million)	3rd Quarter 2013	3rd Quarter 2012	% change
868	885	-1.9	Agricultural and Construction Equipment	279	291	-4.1
216	239	-9.6	Trucks and Commercial Vehicles	70	70	—

1,084	1,124	-3.6	Total	349	361	-3.3

For Agricultural and Construction Equipment, Financial Services reported revenues of €279 million, down 4.1% over Q3 2012 (+1.7% in US dollar terms). The impact of the increase in the average portfolio, driven by sales growth for Industrial Activities, was offset by a reduction in interest rates charged to customers in line with the general reduction in market rates.

For Trucks and Commercial Vehicles, the Financial Services business posted revenues of €70 million, substantially in line with the prior year despite a contraction in the managed portfolio for Western European markets.

For the first nine months, Financial Services reported net revenues of €1,084 million, a decrease of 3.6% over the same period in 2012. For Agricultural and Construction Equipment, Financial Services reported a 1.9% decline in revenues to €868 million (up 0.8% in US dollar terms).

CNH Industrial Group Operating Performance	16

Trading profit totaled €87 million for the quarter, compared with €78 million for Q3 2012.

1/1 – 9/30 2013	1/1 – 9/30 2012	Change	(€ million)	3rd Quarter 2013	3rd Quarter 2012	Change
299	252	47	Agricultural and Construction Equipment	90	81	9
—	(14)	14	Trucks and Commercial Vehicles	(3)	(3)	—

299	238	61	Total	87	78	9

For Agricultural and Construction Equipment, Financial Services posted €90 million in trading profit, up from €81 million for Q3 2012 due to the increase in the average value of the portfolio and lower bad debt provisions.

For Trucks and Commercial Vehicles, Financial Services reported a trading loss of €3 million, in line with Q3 2012, with higher income from the managed portfolio more than offset by an increase in provisioning levels, principally in relation to the Italian portfolio.

For the first nine months, trading profit for Financial Services totaled €299 million, compared with €238 million for the same period in 2012.

CNH Industrial Group Operating Performance	17

Statement of Financial Position by Activity

	At September 30, 2013			At December 31, 2012
(€ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Intangible assets:	4,269	4,157	112	4,174	4,056	118
Goodwill	1,864	1,760	104	1,907	1,798	109
Other intangible assets	2,405	2,397	8	2,267	2,258	9
Property, plant and equipment	4,727	4,723	4	4,572	4,569	3
Investments and other financial assets	537	2,261	88	531	2,364	88
Leased assets	716	23	693	622	27	595
Defined benefit plan assets	8	8	—	38	38	—
Deferred tax assets	1,327	1,200	127	1,228	1,088	140

Total Non-current assets	11,584	12,372	1,024	11,165	12,142	944

Inventory	6,007	5,942	65	4,843	4,755	88
Trade receivables	1,272	1,262	84	1,436	1,381	119
Receivables from financing activities	16,063	4,174	16,969	15,237	4,702	16,331
Current taxes receivable	189	141	48	302	293	9
Other current assets	1,376	977	658	1,117	837	596
Current financial assets:	178	171	8	125	121	6
Current securities	—	—	—	4	—	4
Other financial assets	178	171	8	121	121	2
Cash and cash equivalents	3,319	2,124	1,195	4,611	2,948	1,663

Total Current assets	28,404	14,791	19,027	27,671	15,037	18,812

Assets held for sale	25	7	18	25	8	17

TOTAL ASSETS	40,013	27,170	20,069	38,861	27,187	19,773

Equity	5,553	5,553	1,814	5,376	5,376	1,922

Provisions:	4,899	4,839	60	4,861	4,810	51
Employee benefits	2,070	2,043	27	2,213	2,187	26
Other provisions	2,829	2,796	33	2,648	2,623	25
Debt:	21,273	8,810	17,543	20,633	9,238	17,191
Asset-backed financing	10,121	52	10,107	9,708	149	9,597
Other debt	11,152	8,758	7,436	10,925	9,089	7,594
Other financial liabilities	79	63	17	97	78	21
Trade payables	4,858	4,754	174	4,843	4,730	179
Current taxes payable	352	265	87	217	167	50
Deferred tax liabilities	178	124	54	168	108	60
Other current liabilities	2,821	2,762	320	2,666	2,680	299
Liabilities held for sale	—	—	—	—	—	—

Total Liabilities	34,460	21,617	18,255	33,485	21,811	17,851

TOTAL EQUITY AND LIABILITIES	40,013	27,170	20,069	38,861	27,187	19,773

CNH Industrial Group Operating Performance	18

Net Debt by Activity

		At September 30, 2013			At December 31, 2012
(€ million)		Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Debt:		(21,273)	(8,810)	(17,543)	(20,633)	(9,238)	(17,191)
Asset-backed financing		(10,121)	(52)	(10,107)	(9,708)	(149)	(9,597)
Other debt		(11,152)	(8,758)	(7,436)	(10,925)	(9,089)	(7,594)
Intersegment financial receivables		—	4,076	1,004	—	4,605	1,191
Debt, net of intersegment balances		(21,273)	(4,734)	(16,539)	(20,633)	(4,633)	(16,000)
Other financial assets	(a)	178	171	8	121	121	2
Other financial liabilities	(a)	(79)	(63)	(17)	(97)	(78)	(21)
Liquidity:
Current securities		—	—	—	4	—	4
Cash and cash equivalents		3,319	2,124	1,195	4,611	2,948	1,663
Net (Debt)/Cash		(17,855)	(2,502)	(15,353)	(15,994)	(1,642)	(14,352)

(a)	Includes fair value of derivative financial instruments

Given the role of the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of consolidated Financial Services companies (included under intersegment financial receivables).

For Financial Services, on the other hand, intersegment financial receivables represent loans or advances to industrial companies – for receivables sold to Financial Services companies that do not meet the derecognition requirements of IAS 39 – as well as cash on deposit with the central treasury.

At September 30, 2013, net debt for the Financial Services companies was €1,001 million higher than year-end 2012. The change for the period mainly reflects a €1,463 million increase in the lending portfolio, which was partially compensated for by cash from operating activities (€134 million) and positive currency translation differences (€503 million).

CNH Industrial Group Operating Performance	19

Change in Net Industrial Debt

(€ million)	1/1 – 9/30 2013	1/1 – 9/30 2012
Net Industrial (Debt)/Cash at beginning of period	(1,642)	(1,239)
Profit/(loss) for the period	747	744
Amortization and depreciation (net of vehicles sold under buy-back commitments or leased out)	555	528
Change in provisions for risks and charges and similar	78	5
Cash from/(used in) operating activities during the period before change in working capital	1,380	1,277
Change in working capital	(1,078)	(1,332)
Cash from/(used in) operating activities	302	(55)
Investments in property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments or leased out)	(844)	(798)
Cash from/(used in) operating activities, net of capital expenditures	(542)	(853)
Change in consolidation scope and other changes	16	59
Net industrial cash flow	(526)	(794)
Capital increases and dividends	(281)	(233)
Currency translation differences	(53)	63
Change in net industrial debt	(860)	(964)
Net Industrial (Debt)/Cash at end of period	(2,502)	(2,203)

Net industrial debt increased €860 million during the period to €2,502 million.

Cash from operating activities, totaling €1,380 million, was more than offset by investments in fixed assets (€844 million) and working capital absorption (€1,078 million).

CNH Industrial Group Operating Performance	20

Statement of Cash Flows by Activity

		1/1 – 9/30/2013			1/1 – 9/30/2012
(€ million)		Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		4,611	2,948	1,663	5,639	4,236	1,403

B) CASH FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period		747	747	162	744	744	132
Amortization and depreciation (net of vehicles sold under buy-back commitments or leased out)		557	555	2	530	528	2
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		13	(201)	52	106	(128)	102
Dividends received		61	242	5	62	56	6
Change in provisions		137	127	10	81	81	—
Change in deferred taxes		(113)	(107)	(6)	48	19	29
Changes relating to buy-back commitments	(a)	41	14	27	(60)	(18)	(42)
Changes relating to operating leases	(b)	(85)	3	(88)	(54)	(5)	(49)
Change in working capital		(1,108)	(1,078)	(30)	(1,343)	(1,332)	(11)

TOTAL		250	302	134	114	(55)	169

C) CASH FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments or leased out)		(845)	(844)	(1)	(801)	(798)	(3)
Subsidiaries and other equity investments		(86)	(95)	1	—	(4)	—
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		1	1	—	9	10	(1)
Net change in receivables from financing activities		(1,471)	(8)	(1,463)	(1,528)	(18)	(1,510)
Change in current securities		3	—	3	64	—	64
Other changes		(16)	250	(266)	28	(1,874)	1,902

TOTAL		(2,414)	(696)	(1,726)	(2,228)	(2,684)	452

D) CASH FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities		1,269	(94)	1,363	7	747	(740)
Increase in share capital		—	—	8	10	10	4
Dividends paid		(277)	(277)	(186)	(243)	(243)	—
(Purchase)/sale of ownership interests in subsidiaries		(4)	(4)	—	—	—	—

TOTAL		988	(375)	1,185	(226)	514	(736)

Currency translation differences		(116)	(55)	(61)	—	3	(3)
E) NET CHANGE IN CASH AND CASH EQUIVALENTS		(1,292)	(824)	(468)	(2,340)	(2,222)	(118)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD		3,319	2,124	1,195	3,299	2,014	1,285

(a)	Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in profit/(loss) for the period, are recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle
(b)	Cash from operating leases is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory

CNH Industrial Group Operating Performance	21

Industrial Activities

For the first nine months of 2013, Industrial Activities absorbed a total of €824 million in cash and cash equivalents.

•	Operating activities generated cash of €302 million. Net profit adjusted for amortization and depreciation, gains/losses on disposals and other non-cash items, changes in provisions, deferred taxes, items relating to vehicles sold under buy-back commitments or leased out and dividends received – totaling €1,380 million – was partially offset by an increase in working capital of €1,078 million (at comparable scope of operations and constant exchange rates).

•	Investing activities absorbed a total of €696 million in cash, primarily relating to investments in fixed assets and equity interests (€939 million), which were partially offset by changes in financial receivables from/debt payable to the Group’s financial services companies (included under other changes).

•	Financing activities absorbed €375 million in cash. The principal movement during the period was €277 million in dividend payments.

Financial Services

Cash and cash equivalents for Financial Services totaled €1,195 million at September 30, 2013, a decrease of €468 million over year-end 2012.

Changes were attributable to:

•	Operating activities, which generated €134 million in cash, principally from income-related cash inflows (profit for the period plus amortization and depreciation, net of gains/losses and other non-cash items, changes in provisions, deferred taxes, items related to vehicles sold under buy-back commitments or leased out, and dividends received).

•	Investing activities (including changes in financial receivables from/debt payable to the Group’s industrial companies, included under other changes), which absorbed €1,726 million in cash, primarily in connection with the increase in the lending portfolio.

•	Financing activities, which generated €1,185 million in cash. Proceeds from new bond issuances and medium-term borrowings, net of repayments, were partially offset by distribution of €186 million in dividends.

* * * * * * *

GROUP EMPLOYEES

At September 30, 2013, CNH Industrial Group had 70,644 employees, an increase of 663 over end June (69,981) and 2,387 over year-end 2012 (68,257).

The change over the Q2 level was primarily attributable to an increase in fixed term workers associated with the seasonality of the Agricultural Equipment business in Latin America, as well as the change in scope of operations relating to the acquisitions of Trucks and Commercial Vehicles dealers in Romania and UK, which accounted for an increase of 300 employees.

The change over year-end 2012 was attributable to an increase in permanent and fixed term workers for manufacturing activities, mainly in Latin America, associated with higher production levels for Agricultural Equipment and Trucks and Commercial Vehicles. Other minor increases included net new hiring for the R&D and brand/commercial organizations.

CNH Industrial Group Operating Performance	22

SIGNIFICANT EVENTS DURING THE THIRD QUARTER

The deeds of merger for the mergers of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V. were executed on September 27 and 28, 2013, respectively, and the integration of these companies was completed on September 29, 2013. At closing, CNH Industrial issued 1,348,867,772 common shares, which were allotted to Fiat Industrial and CNH Global shareholders on the basis of the established exchange ratios. CNH Industrial also issued special voting shares (non-tradable), which were allotted to eligible Fiat Industrial and CNH Global shareholders who elected to also receive special voting shares in connection with the closing of the merger. On the basis of the requests received, CNH Industrial issued a total of 474,474,276 special voting shares. On September 30th, CNH Industrial common shares began trading on the New York Stock Exchange and the Mercato Telematico Azionario managed by Borsa Italiana S.p.A.

Also in September, CNH Industrial was confirmed Sector Leader in the Dow Jones Sustainability Indices (DJSI) World, Europe and World Enlarged. In its 2013 assessment, RobecoSAM, the specialists in sustainable investment, assigned a score of 88/100 compared with an average of 49/100 for the universe of Industrial Engineering companies evaluated. Inclusion in the prestigious DJSI family of indices is limited to companies judged best-in-class in terms of their economic, environmental and social performance. The Group’s position as Sector Leader reflects the significant results achieved in a number of areas that led to the highest score in the environmental and social categories.

SUBSEQUENT EVENTS AND OUTLOOK

On October 9th, CNH Capital LLC, a wholly-owned subsidiary of CNH Industrial N.V., completed a private offering of $500 million in aggregate principal amount of 3.250% notes due 2017. The notes were issued at par.

* * * * * * *

On the back of the Group’s performance to date and the expectations of recovering trading conditions across all segments and a continuation of strength in the agricultural equipment market, CNH Industrial is confirming its 2013 guidance as follows:

•	Revenues up between 3% and 4%;

•	Trading margin between 7.5% and 8.3%; and

•	Net industrial debt between €1.4 billion and €1.6 billion.

CNH Industrial Group Operating Performance	23

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

at September 30, 2013

Interim Consolidated financial statements and Notes at September 30, 2013	24

CONSOLIDATED INCOME STATEMENT

(€ million)	Note	3rd Quarter 2013	3rd Quarter 2012 (*)	1/1 – 9/30 2013	1/1 – 9/30 2012 (*)
Net revenues	(1)	6,217	6,313	18,844	18,771
Cost of sales	(2)	5,006	5,104	15,152	15,131
Selling, general and administrative costs	(3)	521	524	1,627	1,598
Research and development costs	(4)	154	125	457	400
Other income/(expenses)	(5)	(28)	10	(59)	(14)
TRADING PROFIT/(LOSS)		508	570	1,549	1,628
Gains/(losses) on the disposal of investments	(6)	—	—	—	—
Restructuring costs	(7)	6	9	20	140
Other unusual income/(expenses)	(8)	(4)	—	(49)	—
OPERATING PROFIT/(LOSS)		498	561	1,480	1,488
Financial income/(expenses)	(9)	(114)	(112)	(344)	(334)
Result from investments:	(10)	18	23	71	66
Share of the profit/(loss) of investees accounted for using the equity method		18	23	70	66
Other income/(expenses) from investments		—	—	1	—
PROFIT/(LOSS) BEFORE TAXES		402	472	1,207	1,220
Income taxes	(11)	154	181	460	476
PROFIT/(LOSS) FROM CONTINUING OPERATIONS		248	291	747	744
Profit/(loss) from discontinued operations		—	—	—	—
PROFIT/(LOSS) FOR THE PERIOD		248	291	747	744

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent		206	256	616	648
Non-controlling interests		42	35	131	96

(in euros)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(12)	0.169	0.209	0.504	0.530
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(12)	0.169	0.209	0.504	0.530

(*)	Following the retrospective application of the amendment to IAS 19 from January 1, 2013 the figures reported for the third quarter of 2012 and for the first nine months of 2012 have been restated for comparative purposes as required by IAS 1. Reference should be made to the section Accounting standards, amendments and interpretations adopted from January 1, 2013 for further details.

Interim Consolidated financial statements and Notes at September 30, 2013	25

STATEMENT OF COMPREHENSIVE INCOME

(€ million)	Note	3rd Quarter 2013	3rd Quarter 2012 (*)	1/1 – 9/30 2013	1/1 – 9/30 2012 (*)
PROFIT/(LOSS) FOR THE PERIOD (A)		248	291	747	744

Other comprehensive income that will not be reclassified subsequently to profit or loss:	(23)	—	—	—	—
Gains/(losses) on the remeasurement of defined benefits plans	(23)	—	—	—	—
Income tax relating to Other comprehensive income that will not be reclassified subsequently to profit or loss	(23)	—	—	—	—

Total Other comprehensive income that will not be reclassified subsequently to profit or loss, net of tax (B1)		—	—	—	—

Other comprehensive income that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedges	(23)	14	36	76	22
Gains/(losses) on fair value of available-for-sale financial assets	(23)	—	—	—	—
Gains/(losses) on exchange differences on translating foreign operations	(23)	(206)	(97)	(386)	(67)
Share of other comprehensive income of entities consolidated by using the equity method	(23)	(19)	—	(25)	6
Income tax relating to components of Other comprehensive income that may be reclassified subsequently to profit or loss	(23)	(17)	(10)	(21)	(6)

Total Other comprehensive income that may be reclassified subsequently to profit or loss, net of tax (B2)		(228)	(71)	(356)	(45)

TOTAL OTHER COMPREHENSIVE INCOME, NET OF TAX (B) = (B1) + (B2)		(228)	(71)	(356)	(45)

TOTAL COMPREHENSIVE INCOME (A)+(B)		20	220	391	699

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the parent		(1)	193	296	605
Non-controlling interests		21	27	95	94

(*)	Following the retrospective application of the amendments to IAS 19 and to IAS 1 from January 1, 2013 the figures reported for the third quarter of 2012 and for the first nine months of 2012 have been restated for comparative purposes as required by IAS 1. Reference should be made to the section Accounting standards, amendments and interpretations adopted from January 1, 2013 for further details.

Interim Consolidated financial statements and Notes at September 30, 2013	26

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(€ million)	Note	At September 30, 2013	At December 31, 2012 (*)	At January 1, 2012 (*)
ASSETS
Intangible assets	(13)	4,269	4,174	3,909
Property, plant and equipment	(14)	4,727	4,572	4,177
Investments and other financial assets:	(15)	537	531	666
Investments accounted for using the equity method		473	464	614
Other investments and financial assets		64	67	52
Leased assets	(16)	716	622	558
Defined benefit plan assets		8	38	27
Deferred tax assets	(11)	1,327	1,228	1,284

Total Non-current assets		11,584	11,165	10,621

Inventories	(17)	6,007	4,843	4,865
Trade receivables	(18)	1,272	1,436	1,562
Receivables from financing activities	(18)	16,063	15,237	13,946
Current tax receivables	(18)	189	302	685
Other current assets	(18)	1,376	1,117	1,053
Current financial assets:		178	125	186
Current securities	(19)	—	4	68
Other financial assets	(20)	178	121	118
Cash and cash equivalents	(21)	3,319	4,611	5,639

Total Current assets		28,404	27,671	27,936

Assets held for sale	(22)	25	25	15

TOTAL ASSETS		40,013	38,861	38,572

(*)	Following the retrospective application of the amendment to IAS 19 from January 1, 2013 the comparative figures at January 1 and December 31, 2012 have been restated as required by IAS 1. Reference should be made to the paragraph Accounting standards, amendments and interpretations adopted from January 1, 2013 for further details.

Interim Consolidated financial statements and Notes at September 30, 2013	27

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(CONTINUED)

(€ million)	Note	At September 30, 2013	At December 31, 2012 (*)	At January 1, 2012 (*)
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	(23)	5,489	4,628	4,414
Non-controlling interests	(23)	64	748	838

Total Equity		5,553	5,376	5,252

Provisions:		4,899	4,861	4,628
Employee benefits	(24)	2,070	2,213	2,158
Other provisions	(24)	2,829	2,648	2,470
Debt:	(25)	21,273	20,633	20,217
Asset-backed financing	(25)	10,121	9,708	9,479
Other debt	(25)	11,152	10,925	10,738
Other financial liabilities	(20)	79	97	157
Trade payables	(26)	4,858	4,843	5,052
Current tax payables		352	217	660
Deferred tax liabilities	(11)	178	168	111
Other current liabilities	(27)	2,821	2,666	2,495
Liabilities held for sale		—	—	—

Total Liabilities		34,460	33,485	33,320

TOTAL EQUITY AND LIABILITIES		40,013	38,861	38,572

(*)	Following the retrospective application of the amendment to IAS 19 from January 1, 2013 the comparative figures at January 1 and December 31, 2012 have been restated as required by IAS 1. Reference should be made to the paragraph Accounting standards, amendments and interpretations adopted from January 1, 2013 for further details.

Interim Consolidated financial statements and Notes at September 30, 2013	28

Consolidated Statement

of Cash Flows

(€ million)	Note	1/1 – 9/30 2013	1/1 – 9/30 2012 (*)
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(21)	4,611	5,639

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES DURING THE PERIOD:
Profit/(loss) for the period		747	744
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)		557	530
(Gains)/losses from disposal of non-current assets (net of vehicles sold under buy-back commitments)		1	(7)
Other non-cash items		12	113
Dividends received		61	62
Change in provisions		137	81
Change in deferred income taxes		(113)	48
Change in items due to buy-back commitments	(a)	41	(60)
Change in operating lease items	(b)	(85)	(54)
Change in working capital		(1,108)	(1,343)

TOTAL		250	114

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)		(845)	(801)
Consolidated subsidiaries and other equity investments		(86)	—
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back)		1	9
Net change in receivables from financing activities		(1,471)	(1,528)
Change in other current securities		3	64
Other changes		(16)	28

TOTAL		(2,414)	(2,228)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued		457	—
Repayment of bonds		(759)	—
Issuance of other medium-term borrowings		1,443	1,763
Repayment of other medium-term borrowings		(1,215)	(1,443)
Net change in other financial payables and other financial assets/liabilities		1,343	(313)
Capital increase		—	10
Dividends paid		(277)	(243)
(Purchase)/sale of ownership interests in subsidiaries		(4)	—

TOTAL		988	(226)

Translation exchange differences		(116)	—

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,292)	(2,340)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(21)	3,319	3,299

(*)	Following the retrospective application of the amendment to IAS 19 from January 1, 2013 the figures reported for the first nine months of 2012 have been restated for comparative purposes as required by IAS 1. Reference should be made to the section Accounting standards, amendments and interpretations adopted from January 1, 2013 for further details.
(a)	The cash flows generated by the sale of vehicles under buy-back commitments, net of the amounts included in Profit/(loss) for the period, are included under operating activities in a single line item which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.
(b)	Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

Interim Consolidated financial statements and Notes at September 30, 2013	29

STATEMENT OF CHANGES IN CONSOLIDATED EQUITY

(€ million)	Share capital	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total
AT DECEMBER 31, 2011 (reported amounts)	1,913	452	1,924	(58)	272	—	—	52	856	5,411
IAS 19 revised adoption effect	—	—	(102)	—	—	—	(39)	—	(18)	(159)
AT JANUARY 1, 2012	1,913	452	1,822	(58)	272	—	(39)	52	838	5,252

Changes in equity for 1/1 – 9/30/2012
Capital increase	6	(6)	—	—	—	—	—	—	10	10
Dividends distributed	—	—	(240)	—	—	—	—	—	(3)	(243)
Purchase and sale of ownership interests in subsidiaries from/to non-controlling interests	—	(3)	—	—	—	—	—	—	29	26
Increase/(decrease) in the Reserve for share-based payments	—	—	4	—	—	—	—	—	—	4

Total comprehensive income for the period	—	—	648	15	(64)	—	—	6	94	699

Other changes	—	—	26	—	—	—	—	—	8	34
AT SEPTEMBER 30, 2012	1,919	443	2,260	(43)	208	—	(39)	58	976	5,782

(€ million)	Share capital	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plan remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total
AT DECEMBER 31, 2012 (reported amounts)	1,919	435	2,534	(26)	62	—	—	11	787	5,722
IAS 19 revised adoption effect	—	—	(117)	—	2	—	(192)	—	(39)	(346)
AT JANUARY 1, 2013	1,919	435	2,417	(26)	64	—	(192)	11	748	5,376

Changes in equity for 1/1 – 9/30/2013
Capital increase	—	—	—	—	—	—	—	—	—	—
Dividends distributed	—	—	(275)	—	—	—	—	—	(2)	(277)
Purchase and sale of ownership interests in subsidiaries from/to non-controlling interests	—	(29)	—	—	—	—	1	—	57	29
Increase/(decrease) in the Reserve for share-based payments	—	—	25	—	—	—	—	—	—	25

Total comprehensive income for the period	—	—	616	51	(349)	—	—	(22)	95	391

Other changes	—	—	(6)	—	—	—	—	—	15	9
Presentation of the effects of the Transaction (*):
Cancellation of Fiat Industrial S.p.A. share capital and issuance of CNH Industrial N.V. share capital	(1,902)	1,902	—	—	—	—	—	—	—	—
Purchase of ownership interests in CNH Global N.V. from non-controlling interests	1	1	870	2	5	—	(22)	(8)	(849)	—
AT SEPTEMBER 30, 2013	18	2,309	3,647	27	(280)	—	(213)	(19)	64	5,553

(*)	For further details on the mergers of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V. (the “Transaction”), please refer to the section Foreword, paragraph Mergers of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V., in the following.

Interim Consolidated financial statements and Notes at September 30, 2013	30

NOTES

FOREWORD

Mergers of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V.

The deeds of merger for the mergers of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V. were executed, respectively, on September 27 and 28, 2013 and the integration of these companies (the “Transaction”) was completed on September 29, 2013. The main objective of the Transaction was to simplify the capital structure of the Fiat Industrial Group (the “CNH Industrial Group” subsequently to the Transaction) by creating a single class of liquid stock listed on the New York Stock Exchange (“NYSE”) and on the Mercato Telematico Azionario (MTA). The principal steps in the reorganization have been:

•	the cross-border merger of Fiat Netherlands Holding N.V. (“FNH”) with and into Fiat Industrial S.p.A. (the “FNH Merger”), occurred on August 1, 2013;

•	the cross-border reverse merger of Fiat Industrial S.p.A. with and into FI CBM Holdings N.V. (the “FI Merger”); and

•	the Dutch merger of CNH Global N.V. with and into FI CBM Holdings N.V. (the “CNH Merger” and, together with the FI Merger, the “Mergers” or the “Transaction”) that has been subsequently renamed CNH Industrial N.V. and has taken, as a consequence of the Transaction, the role of CNH Industrial Group’s parent company.

All the companies (i.e., Fiat Industrial S.p.A., FI CBM Holdings N.V., FNH and CNH Global N.V.) involved in the reorganization process were part of the Fiat Industrial Group; in particular: (i) FNH was a wholly-owned direct subsidiary of Fiat Industrial S.p.A.; (ii) FI CBM Holdings N.V. was a wholly-owned direct subsidiary of Fiat Industrial S.p.A.; and (iii) CNH Global N.V. was an indirect subsidiary of Fiat Industrial S.p.A. (controlled through FNH which owned approximately 87% of CNH Global N.V.’s capital stock).

In connection with the FI Merger, Fiat Industrial S.p.A. shareholders received, taking into account the effects of the overall Transaction, one newly allotted common share in CNH Industrial N.V. (having a nominal value of €0.01 each) for each ordinary share held in Fiat Industrial S.p.A. (having a nominal value of €1.57 each). In connection with CNH Merger, CNH Global N.V. shareholders received 3.828 newly allotted CNH Industrial N.V. Common Shares (having a nominal value of €0.01 each) for each common share held in CNH Global N.V. (having a nominal value of €2.25 each).

At closing, CNH Industrial N.V. issued 1,348,867,772 common shares which were allotted to Fiat Industrial S.p.A. and CNH Global N.V. shareholders on the basis of the established exchange ratios. CNH Industrial N.V. also issued special voting shares (non-tradable) which were allotted to eligible Fiat Industrial S.p.A. and CNH Global N.V. shareholders who had elected to receive special voting shares. On the basis of the requests received, CNH Industrial issued a total of 474,474,276 special voting shares. On September 30th, CNH Industrial N.V. common shares began trading on the New York Stock Exchange and the Mercato Telematico Azionario managed by Borsa Italiana S.p.A.

CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its principal office in Basildon, United Kingdom.

SIGNIFICANT ACCOUNTING POLICIES

Accounting policies

This Quarterly report has been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). This Quarterly report has also been prepared in accordance with the IFRSs adopted by the European Union. The designation “IFRS” also includes all valid International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee, formerly the Standing Interpretations Committee (“SIC”) and then the International Financial Reporting Interpretations Committee (“IFRIC”).

In particular, this Quarterly report has been prepared in accordance with IAS 34 – Interim Financial Reporting applying the same accounting standards and policies used in the preparation of the consolidated financial statements of Fiat Industrial, predecessor of CNH Industrial, at December 31, 2012, other than those discussed in the following paragraph Accounting standards, amendments and interpretations adopted from January 1, 2013.

Interim Consolidated financial statements and Notes at September 30, 2013	31

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section Use of estimates in the consolidated financial statements of Fiat Industrial for the year ended December 31, 2012 for a detailed description of the more significant valuation procedures used by the Group.

Moreover, these valuation procedures, in particular those of a more complex nature regarding matters such as the impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. At the date of this Quarterly report, however, there were no indicators of impairment requiring immediate consideration to be made as to the existence of any impairment losses. In the same way the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual financial statements.

Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.

The Group is exposed to operational financial risks: credit risk, liquidity risk and market risk, relating mainly to exchange rates and interest rates. This Quarterly report does not include all the information and notes about financial risk management required in the preparation of annual financial statements. For a detailed description of this information reference should be made to the Risk management section and Note 33 Information on financial risks of the consolidated financial statements of the Fiat Industrial for the year ended December 31, 2012.

Finally, the Transaction represents a “business combination involving entities or businesses under common control” and it is outside the scope of application of IFRS 3. As such, financial information as of December 31, 2012, for the third quarter of 2012 and for the first nine months of 2012, included for comparative purposes, are stated at the carrying amounts reported in the consolidated financial statements of Fiat Industrial Group prior to the merger transaction. The assets, liabilities and other legal relationships of Fiat Industrial S.p.A. and CNH Global N.V. have been reflected in the accounts and other financial reports of CNH Industrial N.V. as of January 1, 2013 and, therefore, the accounting effects of the Transaction have been recognized in CNH Industrial N.V. accounts from that date. The main effect of the Transaction has been the acquisition of the non-controlling interests in the profit and loss and shareholder’s equity of CNH Global N.V. since the closing date; this effect has been immaterial on the consolidated profit and loss for the third quarter and the first nine months of 2013.

Accounting standards, amendments and interpretations adopted from January 1, 2013

The Group adopted the following standards, amendments and interpretations from January 1, 2013.

Amendment to IAS 19 – Employee benefits

On June 16, 2011, the IASB issued an amendment to IAS 19 – Employee Benefits, which the Group has retrospectively applied from January 1, 2013. The amendment modifies the requirements for recognizing defined benefit plans and termination benefits. The main changes concerning defined benefit plans regard the recognition of the entire plan deficit or surplus in the balance sheet, the introduction of net interest expense and the classification of net interest expense arising from defined benefit plans. In detail:

•	Recognition of the plan deficit or surplus: the amendment removes the previous option of being able to defer actuarial gains and losses under the “corridor method”, requiring these to be recognized directly in other comprehensive income. In addition, the amendment requires the immediate recognition of past service costs in profit or loss.

Interim Consolidated financial statements and Notes at September 30, 2013	32

•	Net interest expense: the concepts of interest expense and expected return on plan assets are replaced by the concept of net interest expense on the net plan deficit or surplus, which consists of:

•	the interest expense calculated on the present value of the liability for defined benefit plans,

•	the interest income arising from the valuation of the plan assets, and

•	the interest expense or income arising from any limits to the recognition of the plan surplus.

Net interest expense is calculated for all components by using the discount rate applied for measuring the obligation for defined benefit plans at the beginning of the period. In accordance with the previous version of IAS 19, the expected return on plan assets was calculated by using a long-term expected rate of return.

•	Classification of net interest expense: in accordance with the new definition of net interest expense set out in the standard, net interest expense on defined benefit plans is recognized as Financial income/(expenses) in the income statement. Under the previous version of IAS 19, the Group recognized until December 31, 2012 all the income and expense arising from the measurement of defined benefit plans by functional area, except for the financial cost relating to unfunded defined benefit plans which was included in Financial income/(expenses).

In accordance with the transitional rules included in paragraph 173 of IAS 19, the Group has applied this amendment retrospectively from January 1, 2013, restating the balances of the statement of financial position at January 1, 2012 and December 31, 2012, and the income statement balances for 2012, as if the amendments to IAS 19 had always been applied. In detail, the final effects arising on the consolidated statement of financial position at January 1, 2012 and at December 31, 2012 due to the adoption of the amendment are as follows:

	At January 1, 2012
(€ million)	Amounts as previously reported	IAS 19 revised adoption effect	Amounts as restated
Issued capital and reserves attributable to owners of the parent	4,555	(141)	4,414
Non-controlling interests	856	(18)	838
Defined benefit plan assets	215	(188)	27
Deferred tax assets	1,167	117	1,284
Employee benefits	2,070	88	2,158
Deferred tax liabilities	111	—	111

	At December 31, 2012
(€ million)	Amounts as previously reported	IAS 19 revised adoption effect	Amounts as restated
Issued capital and reserves attributable to owners of the parent	4,935	(307)	4,628
Non-controlling interests	787	(39)	748
Defined benefit plan assets	256	(218)	38
Deferred tax assets	1,086	142	1,228
Employee benefits	1,941	272	2,213
Deferred tax liabilities	170	(2)	168

Interim Consolidated financial statements and Notes at September 30, 2013	33

The final effects on the consolidated income statement and the basic and diluted earnings/(loss) per share for the third quarter of 2012 and the first nine months of 2012 due to the adoption of the amendment are as follows:

	3rd Quarter 2012			1/1 – 9/30/2012
(€ million)	Amounts as previously reported	IAS 19 revised adoption effect	Amounts as restated	Amounts as previously reported	IAS 19 revised adoption effect	Amounts as restated
Cost of sales	5,102	2	5,104	15,126	5	15,131
Selling, general and administrative costs	523	1	524	1,594	4	1,598
Research and development costs	124	1	125	399	1	400
Other income/(expenses)	11	(1)	10	(11)	(3)	(14)
Trading profit/(loss)	575	(5)	570	1,641	(13)	1,628
Operating profit/(loss)	566	(5)	561	1,501	(13)	1,488
Financial income/(expenses)	(110)	(2)	(112)	(328)	(6)	(334)
Profit/(loss) before taxes	479	(7)	472	1,239	(19)	1,220
Income taxes	182	(1)	181	479	(3)	476
Profit/(loss) for the period	297	(6)	291	760	(16)	744

Profit/(loss) for the period attributable to:
Owners of the parent	260	(4)	256	662	(14)	648
Non-controlling interests	37	(2)	35	98	(2)	96

(in €)
Basic earnings/(loss) per common share	0.213	(0.004)	0.209	0.541	(0.011)	0.530
Diluted earnings/(loss) per common share	0.213	(0.004)	0.209	0.541	(0.011)	0.530

Adopting this amendment did not lead to any significant additional effects on the consolidated statement of comprehensive income for the third quarter and the first nine months of 2012 compared to the above effects on the consolidated income statement for the third quarter and the first nine months of 2012.

The final effects on the consolidated statement of cash flows for the first nine months of 2012 due to the adoption of the amendment are as follows:

	1/1 – 9/30/2012
(€ million)	Amounts as previously reported	IAS 19 revised adoption effect	Amounts as restated
Cash flows from/(used in) operating activities during the period:
Profit/(loss) for the period	760	(16)	744
Other non-cash items	97	16	113

Other accounting standards, amendments and interpretations effective from January 1, 2013

On May 12, 2011, the IASB issued IFRS 10 – Consolidated Financial Statements replacing SIC – 12 – Consolidation-Special Purpose Entities and parts of IAS 27 – Consolidated and Separate Financial Statements (which has been renamed Separate Financial Statements and addresses the accounting treatment of investments in separate financial statements). The new standard builds on existing standards by identifying a single control model applicable to all companies, including “structured entities”. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The standard is effective retrospectively from January 1, 2013. The European Union has completed its endorsement process, postponing the effective date to January 1, 2014 and permitting early application; the Group has elected to early adopt the standard from January 1, 2013. The application of this standard did not have any effect on this Quarterly report.

On May 12, 2011, the IASB issued IFRS 11 – Joint Arrangements superseding IAS 31 – Interests in Joint Ventures and SIC – 13 – Jointly Controlled Entities – Non-monetary Contributions by Venturers. The new standard provides the criteria for identifying joint arrangements by focusing on the rights and obligations of the arrangement, rather than its

Interim Consolidated financial statements and Notes at September 30, 2013	34

legal form, and requires the use of a single method to account for interests in joint ventures, the equity method. Following the issue of the new standard, IAS 28 – Investments in Associates has been amended to include accounting for investments in joint ventures in its scope of application (from the effective date of the standard). The standard is effective retrospectively from January 1, 2013. The European Union has completed its endorsement process, postponing the effective date to January 1, 2014 and permitting early application; the Group has elected to early adopt the standard from January 1, 2013. The application of this standard did not have any effect on this Quarterly report.

On May 12, 2011, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities, a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard is effective for annual periods beginning after January 1, 2013. The European Union has completed its endorsement process, postponing the effective date to January 1, 2014 and permitting early application; the Group has elected to early adopt the standard from January 1, 2013. The application of this standard has not had any effects on the disclosures provided in this Quarterly report or on the measurement of the relative financial statement items. The effects deriving from the application of this standard will be provided as part of the disclosures included in the consolidated financial statements at December 31, 2013.

On May 12, 2011, the IASB issued IFRS 13 – Fair Value Measurement, which clarifies the determination of fair value for the purpose of the financial statements and is applicable to all IFRSs permitting or requiring a fair value measurement or the presentation of disclosures based on fair value. The Group has prospectively applied this standard from January 1, 2013. The application of this standard did not have any effect on the measurement of items in this Quarterly report.

On June 16, 2011, the IASB issued an amendment to IAS 1 – Presentation of Financial Statements requiring companies to group items presented in comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. The amendment is applicable for periods beginning on or after July 1, 2012; the Group has applied this amendment since January 1, 2013. The application of this amendment had no effect on the measurement of items and had a limited effect on the disclosures provided in this Quarterly report.

On December 16, 2011, the IASB issued certain amendments to IFRS 7 – Financial Instruments: Disclosures. The amendments require information about the effect or potential effect of netting arrangements for financial assets and liabilities on an entity’s financial position. The required disclosures should be provided retrospectively. The Group has applied these amendments from January 1, 2013. Applying these amendments has not had effects on the disclosures presented in this Quarterly report.

On May 17, 2012, the IASB issued a set of amendments to IFRSs (“Annual Improvements to IFRSs 2009-2011 Cycle”), to be applied retrospectively from January 1, 2013; set out below are those applicable to the Group that lead to changes in the presentation, recognition or measurement of financial statement items, excluding those that only regard changes in terminology having a limited accounting effect:

•	IAS 1 – Presentation of Financial Statements: the amendment clarifies the way in which comparative information should be presented when an entity changes accounting policies and when an entity provides comparative information in addition to the minimum comparative financial statements;

•	IAS 16 – Property, Plant and Equipment: the amendment clarifies that items such as spare parts, stand-by equipment and servicing equipment shall be recognized in accordance with IAS 16 when they meet the definition of property, plant and equipment, otherwise such items shall be classified as inventory;

•	IAS 32 – Financial instruments: Presentation: the amendment eliminates an inconsistency between IAS 12 – Income Taxes and IAS 32 concerning the recognition of taxation arising from distributions to shareholders, establishing that this shall be recognized in profit or loss to the extent the distribution refers to income generated by transactions originally recognized in profit or loss;

•	IAS 34 – Interim Financial Reporting: the amendment clarifies that the disclosures for total assets and total liabilities for a particular reportable segment shall be provided if and only if:

•	a measure of total assets and liabilities, or both, is regularly provided to the chief operating decision maker, and

•	there has been a material change from the amount disclosed in the last annual financial statements for that reportable segment.

The Group has applied this amendment from January 1, 2013. Applying this amendment has had no effect on the measurement of items and has had limited effects on the disclosures presented in this Quarterly report.

Interim Consolidated financial statements and Notes at September 30, 2013	35

On June 28, 2012, the IASB issued the amendment Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12)”, to clarify the transition guidance in IFRS 10. The amendments also provide additional transition relief in IFRS 10, IFRS 11 and IFRS 12, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Furthermore, for disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied. The amendments are effective from January 1, 2013. The European Union has completed its endorsement process, postponing the effective date to January 1, 2014 and permitting early application; the Group has elected to early adopt the amendments from January 1, 2013. The application of these amendments has not had any effect on this Quarterly report.

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group

On December 16, 2011, the IASB issued certain amendments to IAS 32 – Financial Instruments: Presentation to clarify the application of certain offsetting criteria for financial assets and financial liabilities in IAS 32. The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

On November 12, 2009, the IASB issued a new standard IFRS 9 – Financial Instruments that was subsequently amended. The standard, having an effective date for mandatory adoption of January 1, 2015 retrospectively, represents the completion of the first part of a project to replace IAS 39 and introduces new requirements for the classification and measurement of financial assets and financial liabilities. The new standard uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. The most significant effect of the standard regarding the classification and measurement of financial liabilities relates to the accounting for changes in fair value attributable to changes in the credit risk of financial liabilities designated as at fair value through profit or loss. Under the new standard these changes are recognized in other comprehensive income and are not subsequently reclassified to profit or loss. At the date of this Quarterly report, the European Union has not yet completed its endorsement process for this standard.

On May 20, 2013, the IASB issued IFRIC Interpretation 21: Levies, an interpretation of IAS 37 – Provisions, Contingent Liabilities and contingent Assets, on the accounting for levies imposed by governments other than income taxes. The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy and includes guidance illustrating how it should be applied. The interpretation is effective retrospectively for annual periods beginning on or after January 1, 2014. At the date of this Quarterly report, the European Union has not yet completed its endorsement process for this interpretation.

On May 29, 2013, the IASB issued amendments to IAS 36 – Impairment of Assets, entitled Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36), addressing the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less cost of disposal. The amendments are effective retrospectively for annual periods beginning on or after January 1, 2014 and shall not be applied in periods, including comparative periods, in which IFRS 13 – Fair Value Measurement, is not applied. At the date of Quarterly report, the European Union has not yet completed its endorsement process for these amendments.

On June 27, 2013, the IASB issued amendments to IAS 39 – Financial Instruments: Recognition and Measurement, entitled Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39), that allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met. Similar relief will be included in IFRS 9 – Financial Instruments. The amendments are effective retrospectively for annual periods beginning on or after January 1, 2014. At the date of this Quarterly report, the European Union has not yet completed its endorsement process for these amendments.

SCOPE OF CONSOLIDATION

There have been no significant changes in the scope of consolidation during the first nine months of 2013.

OTHER INFORMATION

Other sections of this Report provide information on significant events occurred since the end of the first nine months of 2013 and business outlook.

Interim Consolidated financial statements and Notes at September 30, 2013	36

COMPOSITION AND PRINCIPAL CHANGES

1. Net revenues

An analysis of Net revenues (net of intra-Group transactions) by operating segment is as follows:

(€ million)	3rd Quarter 2013	3rd Quarter 2012	1/1 – 9/30/2013	1/1 – 9/30/2012
Agricultural and Construction Equipment	3,888	4,087	12,105	11,988
Trucks and Commercial Vehicles	2,081	2,021	5,982	6,097
Powertrain	248	205	757	686

Total Net revenues	6,217	6,313	18,844	18,771

2. Cost of sales

Cost of sales comprises the following:

(€ million)	3rd Quarter 2013	3rd Quarter 2012	1/1 – 9/30/2013	1/1 – 9/30/2012
Interest cost and other financial charges from financial services companies	144	159	394	486
Other costs of sales	4,862	4,945	14,758	14,645

Cost of sales	5,006	5,104	15,152	15,131

3. Selling, general and administrative costs

Selling costs amount to €246 million and €760 million in the third quarter of 2013 and in the first nine months of 2013, respectively, (€248 million and €753 million in the third quarter of 2012 and in the first nine months of 2012, respectively) and comprise mainly marketing, advertising and sales personnel costs.

General and administrative costs amount to €275 million and €867 million in the third quarter of 2013 and in the first nine months of 2013, respectively (€276 million and €845 million in the corresponding periods of 2012) and comprise mainly expenses for administration which are not attributable to sales, production and research and development functions.

4. Research and development costs

In the third quarter of 2013, research and development costs of €154 million (€125 million in the third quarter of 2012) comprise all research and development costs not recognized as assets amounting to €96 million (€78 million in the third quarter of 2012), and the amortization of capitalized development costs of €58 million (€47 million in the third quarter of 2012). During the period the Group incurred new expenditure for capitalized development costs of €115 million (€120 million in the third quarter of 2012).

In the first nine months of 2013, research and development costs of €457 million (€400 million in the first nine months of 2012) comprise all research and development costs not recognized as assets amounting to €284 million (€260 million in the first nine months of 2012), and the amortization of capitalized development costs of €173 million (€140 million in the first nine months of 2012). During the period the Group incurred new expenditure for capitalized development costs of €356 million (€367 million in the first nine months of 2012).

Interim Consolidated financial statements and Notes at September 30, 2013	37

5. Other income/(expenses)

This item amounts to expenses of €28 million and expenses of €59 million in the third quarter of 2013 and in the first nine months of 2013, respectively, (other income of €10 million and other expenses of €14 million in the corresponding periods of 2012) and consists of trading income which is not attributable to the typical sales and services operations of the Group, net of miscellaneous operating costs not attributable to specific functional areas, such as post-employment benefits for retired former employees (health-care costs), indirect taxes and duties, and accruals to miscellaneous provisions.

6. Gains/(losses) on the disposal of investments

Gains/(losses) on the disposal of investments amount to zero in the third quarter and in the first nine months of 2013 (zero in the corresponding periods of 2012).

7. Restructuring costs

Restructuring costs amount to expenses of €6 million in the third quarter of 2013 (expenses of 9 million in the third quarter of 2012), mainly relating to Trucks and Commercial Vehicles segment. The net balance of this item for the first nine months of 2013 amounts to expenses of €20 million, mainly relating to Trucks and Commercial Vehicles segment (expenses of €140 million in the first nine months of 2012).

8. Other unusual income/(expenses)

In the third quarter of 2013 this item amounts to a net loss of €4 million (zero in the third quarter of 2012).

In the first nine months of 2013 this item resulted in a net loss of €49 million, mainly including expenses related to the dissolution of the previous joint venture with Barclays and its consolidation into the Group’s Financial Services business of €31 million, as well as costs for the rationalization of strategic suppliers. In the first nine months of 2012, this item amounted to zero.

Interim Consolidated financial statements and Notes at September 30, 2013	38

9. Financial income/(expenses)

In addition to the items forming part of the specific lines of the income statement, the following analysis of Financial income/(expenses) also takes into account the income from financial services companies included in Net revenues for €177 million and €548 million in the third quarter of 2013 and in the first nine months of 2013, respectively, (€197 million and €596 million in the third quarter of 2012 and in the first nine months of 2012, respectively) and the costs incurred by financial services companies included in Interest cost and other financial charges from financial services companies included in Cost of sales for €144 million and €394 million in the third quarter of 2013 and in the first nine months of 2013, respectively, (€159 million and €486 million in the third quarter of 2012 and in the first nine months of 2012, respectively). Reconciliation to the income statement is provided at the foot of each column of the following table.

(€ million)	3rd Quarter 2013	3rd Quarter 2012	1/1 – 9/30/2013	1/1 – 9/30/2012
Financial income:
Interest earned and other financial income	11	8	29	29
Interest income from customers and other financial income of financial services companies	177	197	548	596

Total financial income	188	205	577	625

of which:
Financial income, excluding financial services companies (a)	11	8	29	29

Interest and other financial expenses:
Interest expense and other financial expenses	220	240	614	707
Write-downs of financial assets	31	28	56	97
Interest costs on employee benefits	16	19	47	56

Total interest and other financial expenses	267	287	717	860

Net (income)/expenses from derivative financial instruments and exchange differences	2	(8)	50	(11)

Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	269	279	767	849

of which:
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding financial services companies (b)	125	120	373	363

Net financial income/(expenses) excluding financial services companies (a) – (b)	(114)	(112)	(344)	(334)

Net financial expenses for the third quarter of 2013 and the first nine months of 2013, excluding those of the financial services companies, amounted to €114 million and €344 million, respectively (€112 million and €334 million, respectively, in the corresponding periods of 2012).

10. Result from investments

The item includes the Group’s interest in the net income or loss of the companies accounted for using the equity method for an amount equal to an income of €18 million and €70 million in the third quarter of 2013 and in the first nine months of 2013, respectively (income of €23 million and €66 million in the corresponding periods of 2012); the item additionally includes the write-downs connected with the impairment loss of financial assets and any reversal, accruals to provisions against investments and dividend income.

The Result from investments in the third quarter of 2013 is a gain amounting to €18 million (a gain of €23 million in the third quarter of 2012) and mainly consists of (amounts in € million): entities of the Agricultural and Construction Equipment segment totaling 18 (21 in the third quarter of 2012) and entities of the Trucks and Commercial Vehicles segment totaling 1 (1 in the third quarter of 2012).

Interim Consolidated financial statements and Notes at September 30, 2013	39

The Result from investments in the first nine months of 2013 is a gain amounting to €71 million (a gain of €66 million in the first nine months of 2012) and consists mainly of (amounts in € million): entities of the Agricultural and Construction Equipment segment totaling 58 (60 in the first nine months of 2012) and entities of the Trucks and Commercial Vehicles segment totaling 13 (4 in the first nine months of 2012).

11. Income taxes

Income taxes recognized in the consolidated income statement consist of the following:

(€ million)	3rd Quarter 2013	3rd Quarter 2012	1/1 – 9/30/2013	1/1 – 9/30/2012
Current taxes	194	140	557	422
Deferred taxes	(52)	40	(109)	53
Taxes relating to prior periods	12	1	12	1

Total Income taxes	154	181	460	476

Net deferred tax assets at September 30, 2013 consist of deferred tax assets, net of deferred tax liabilities that have been offset where permissible by the individual companies. The net balance of Deferred tax assets and Deferred tax liabilities may be analyzed as follows:

(€ million)	At September 30, 2013	At December 31, 2012
Deferred tax assets	1,327	1,228
Deferred tax liabilities	(178)	(168)

Total	1,149	1,060

12. Earnings per share

The basic earnings per share for the third quarter and first nine months of 2013 (and for the corresponding periods of 2012) is determined by dividing the Profit/(loss) attributable to the owners of the parent by the weighted average number of common shares outstanding during the period.

For the third quarter and the first nine months of 2013, newly issued CNH Industrial N.V. common shares have been counted for one day only, consistently with the accounting treatment of the Transaction (for details on accounting treatment of the Transaction, refer to section Significant accounting policies, paragraph Accounting policies, above described). Special voting shares are not included in the earnings per share calculation as they are not eligible for dividends and have only limited economic rights. For more detailed information on the composition of share capital, refer to Note 23 Equity.

The following table sets out the Profit/(loss) attributable to the owners of the parent and the weighted average number of common shares outstanding used to calculate basic earnings per share for the third quarter of 2013, the first nine months of 2013 and the corresponding periods of 2012:

		3rd Quarter 2013	3rd Quarter 2012	1/1 – 9/30/2013	1/1 – 9/30/2012
Profit/(loss) attributable to the owners of the parent	€ million	206	256	616	648
Weighted average number of common shares outstanding during the period – basic	Thousand	1,223,939	1,222,560	1,223,025	1,222,565
Basic earnings per common share	€	0.169	0.209	0.504	0.530

In connection with the Mergers, CNH Industrial N.V. assumed the sponsorship of the share-based payment awards issued on Fiat Industrial S.p.A. shares and on CNH Global N.V. shares. The diluted earnings per share for the third quarter of 2013 and the first nine months of 2013 has been determined by increasing the weighted average number of common shares outstanding to take into consideration the theoretical effect, counted for one day only for the reasons above specified, that would arise if the share-based payments awards on CNH Industrial N.V. shares have been exercised. Before the Transaction, Fiat Industrial S.p.A. had no equity instruments with potential dilutive effect.

The following tables sets out for the first nine months and the third quarter of 2013 together with the corresponding comparative periods in 2012 the Profit/(loss) attributable to the owners of the parent and the weighted average number of common shares outstanding during the period used in the calculation of diluted earnings per share:

		3rd Quarter 2013	3rd Quarter 2012	1/1 – 9/30/2013	1/1 – 9/30/2012
Profit/(loss) attributable to the owners of the parent	€ million	206	256	616	648
Weighted average number of common shares outstanding during the period – diluted	thousand	1,224,014	1,222,560	1,223,050	1,222,565
Diluted earnings per common share	€	0.169	0.209	0.504	0.530

Interim Consolidated financial statements and Notes at September 30, 2013	40

13. Intangible assets

(€ million)	Net of amortization at December 31, 2012	Additions	Amortization	Foreign exchange effects and other changes	Net of amortization at September 30, 2013
Goodwill	1,907	—	—	(43)	1,864
Development costs	1,789	356	(173)	(30)	1,942
Other	478	29	(56)	12	463

Total Intangible assets	4,174	385	(229)	(61)	4,269

Goodwill consists of net goodwill resulting from the purchase of the Case group and other companies of the Agricultural and Construction Equipment segment for €1,797 million, companies of Trucks and Commercial Vehicles segment for €63 million and companies of Powertrain segment for €4 million.

Foreign exchange losses of €89 million in the first nine months of 2013 principally reflect changes in the Euro/US Dollar rate.

14. Property, plant and equipment

(€ million)	Net of depreciation at December 31, 2012	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Net of depreciation at September 30, 2013
Property, plant and equipment	3,346	460	(328)	(94)	19	3,403
Assets sold with a buy-back commitment	1,226	366	(136)	(5)	(127)	1,324

Total Property plant and equipment	4,572	826	(464)	(99)	(108)	4,727

Additions of €826 million in the first nine months of 2013 mainly refer to segments Agricultural and Construction Equipments and Trucks and Commercial Vehicles. Foreign exchange losses of €99 million in the first nine months of 2013 arise principally from the depreciation of the Brazilian Real and of the US Dollar against the Euro.

15. Investments and other financial assets

(€ million)	At September 30, 2013	At December 31, 2012
Investments	478	469
Non-current financial receivables	58	61
Other securities	1	1

Total Investments and other financial assets	537	531

Interim Consolidated financial statements and Notes at September 30, 2013	41

Changes in Investments are as follows:

(€ million)	At December 31, 2012	Revaluations/ (Write- downs)	Acquisitions and capitalizations	Other changes	At September 30, 2013
Investments	469	70	25	(86)	478

At September 30, 2013 the item Investments totals €478 million (€469 million at December 31, 2012) and includes, amongst others, the following investments (€ million): Naveco (Nanjing Iveco Motor Co.) Ltd. 167 (169 at December 31, 2012), Turk Traktor Ve Ziraat Makineleri A.S. 88 (104 at December 31, 2012) and CNH Capital Europe S.a.S. 77 (73 at December 31, 2012).

Acquisitions and capitalizations refer to capital increase in the joint venture SAIC Iveco Commercial Vehicle Investment Company Limited.

Other changes, consisting of a net decrease of €86 million, relate mainly to dividends of €61 million distributed by companies accounted for using the equity method and foreign exchange losses of €25 million.

Revaluations and write-downs consist of adjustments for the result for the period to the carrying value of investments accounted for under the equity method. Write-downs also include any loss in value in investments accounted for under the cost method.

16. Leased assets

(€ million)	Net of depreciation at December 31, 2012	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Net of depreciation at September 30, 2013
Leased assets	622	310	(76)	(22)	(118)	716

17. Inventories

(€ million)	At September 30, 2013	At December 31, 2012
Raw materials, supplies and finished goods	5,988	4,821
Gross amount due from customers for contract works	19	22

Total Inventories	6,007	4,843

Inventories at September 30, 2013 include assets of Agricultural and Construction Equipment and Trucks and Commercial Vehicles segments which are no longer subject to operating lease arrangements or buy-back commitments and are held for sale for a total amount of €143 million (€170 million at December 31, 2012). Excluding these amounts, Inventories rose by €1,191 million during the first nine months of 2013.

The amount due from customers for contract work mainly relates to the Trucks and Commercial Vehicles segment and can be analyzed as follows:

(€ million)	At September 30, 2013	At December 31, 2012
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	20	23
Less: Progress billings	(1)	(1)

Construction contracts, net of advances on contract work	19	22
Gross amount due from customers for contract work as an asset	19	22
Less: Gross amount due to customers for contract work as a liability included in Other current liabilities	—	—

Construction contracts, net of advances on contract work	19	22

Interim Consolidated financial statements and Notes at September 30, 2013	42

18. Current receivables and Other current assets

(€ million)	At September 30, 2013	At December 31, 2012
Trade receivables	1,272	1,436
Receivables from financing activities	16,063	15,237
Current tax receivables	189	302
Other current assets:
Other current receivables	1,221	970
Accrued income and prepaid expenses	155	147
Total other current assets	1,376	1,117

Total Current receivables and Other current assets	18,900	18,092

Other current receivables include amounts due from the tax authorities, security deposits and miscellaneous receivables.

Receivables from financing activities include the following:

(€ million)	At September 30, 2013	At December 31, 2012
Retail financing	7,875	7,628
Finance leases	1,092	1,314
Dealer financing	7,026	6,099
Other	70	196

Total Receivables from financing activities	16,063	15,237

Receivables from financing activities increased by €826 million during the period. Excluding translation exchange losses of €588 million arising mainly from trends in Euro/Brazilian Real, Euro/Canadian Dollar, Euro/Australian Dollar and Euro/US Dollar rates, this item increased by €1,414 million mainly as the result of an increase in Dealer financing in the Agricultural and Construction Equipment segment.

Sales of receivables

The Group has discounted receivables and bills without recourse having due dates beyond September 30, 2013 amounting to €714 million (€763 million at December 31, 2012, with due dates beyond that date), which refer to trade receivables and other receivables for €669 million (€708 million at December 31, 2012) and receivables from financing activities for €45 million (€55 million at December 31, 2012).

19. Current securities

At September 30, 2013, this item amounts to zero. The item Current securities mainly included, at December 31, 2012, short-term or marketable securities which represented temporary investments readily convertible into cash, but which did not satisfy the requirements for being classified as cash equivalents.

20. Other financial assets and Other financial liabilities

These items include, respectively, the positive and the negative measurement at fair value of derivative financial instruments at September 30, 2013.

In particular, the overall change in other financial assets (from €121 million at December 31, 2012 to €178 million at September 30, 2013), and in other financial liabilities (from €97 million at December 31, 2012 to €79 million at September 30, 2013), is mainly due to the changes in exchange rates and interest rates over the period.

As this item consists principally of hedging instruments, the change in their value is compensated by the change in the value of the hedged item.

Interim Consolidated financial statements and Notes at September 30, 2013	43

21. Cash and cash equivalents

Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

At September 30, 2013, this item includes approximately €568 million (€670 million at December 31, 2012) of restricted cash whose use is primarily limited to the repayment of the debt relating to securitizations classified as Asset-backed financing.

22. Assets and liabilities held for sale

Assets held for sale at September 30, 2013 mainly include certain buildings and factories of the Agricultural and Construction Equipment and Trucks and Commercial Vehicles segments.

The items included in Assets held for sale may be summarized as follows:

(€ million)	At September 30, 2013	At December 31, 2012
Property, plant and equipment	25	25

Total Assets	25	25

23. Equity

Consolidated shareholders’ equity at September 30, 2013, increased by €177 million over December 31, 2012, mainly due to the profit for the period of €747 million, partially offset by dividend distributed of €277 million and by foreign exchange losses of €411 million arising on the translation into euros of the financial statements of subsidiaries denominated in currencies other than euro.

Share capital

Share capital, fully paid-in, amounts to €18 million at September 30, 2013 and consists of 1,348,867,772 common shares and 474,474,276 special voting shares, all with a par value of €0.01 each.

Upon the completion of the mergers of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V., CNH Industrial N.V. issued 1,348,867,772 common shares with a par value of €0.01 each, which were allotted to Fiat Industrial S.p.A. and CNH Global N.V. shareholders on the basis of the established exchange ratios of one common share of CNH Industrial N.V. for each share of Fiat Industrial S.p.A. and 3.828 common shares of CNH Industrial N.V for each share of CNH Global N.V. CNH Industrial N.V. also issued special voting shares (non-tradable) which were allotted to eligible Fiat Industrial S.p.A. and CNH Global N.V. shareholders who had elected to receive special voting shares. On the basis of the requests received, CNH Industrial issued a total of 474,474,276 special voting shares with a par value of €0.01 each.

The following table shows the composition of the share capital of CNH Industrial N.V. at September 30, 2013 on the basis of the shares issued according to the exchange ratios with Fiat Industrial S.p.A. and CNH Global N.V. shares upon the completion of the mergers:

(number of shares)	Common shares pre-merger		CNH Industrial N.V. common shares issued on merger (*)	CNH Industrial N.V. special voting shares issued on merger (**)	Total CNH Industrial N.V. shares
Fiat Industrial S.p.A. common shares	1,222,560,247	(a)	1,222,560,247	451,262,083	1,673,822,330
CNH Global N.V. common shares (non-controlling interests)	32,995,696		126,307,525	23,212,193	149,519,718

Total CNH Industrial N.V. shares			1,348,867,772	474,474,276	1,823,342,048

(a)	Total n. 1,222,568,882 Fiat Industrial S.p.A. common shares are shown net of 8,635 treasury shares that have been cancelled at the closing of the Transaction.
(*)	Allotted on the basis of the established exchange ratios of one common share of CNH Industrial N.V. for each share of Fiat Industrial S.p.A. and 3.828 common shares of CNH Industrial N.V for each share of CNH Global N.V.
(**)	Allotted to eligible Fiat Industrial N.V. and CNH Global N.V. shareholders who had elected to receive special voting shares.

Special voting shares

In order to foster the development and continued involvement of a core base of long-term shareholders in a manner that reinforces the Group’s stability, as well as providing the Group enhanced flexibility in pursuing strategic opportunities in the future, CNH Industrial’s Articles of association provide for a special-voting structure that rewards shareholder loyalty by granting long-term Group’s shareholders with the equivalent of two votes for each CNH Industrial N.V. common share that they hold through the issuance of special voting shares.

Interim Consolidated financial statements and Notes at September 30, 2013	44

After closing of the above Mergers, a shareholder may at any time elect to participate in the loyalty voting structure by requesting the registration of all or some of the common shares held by such shareholder in in a separate register (the “Loyalty Register”) of the Company. If such common shares have been registered in the Loyalty Register for an uninterrupted period of three (3) years in the name of the same shareholder, such shares will become “Qualifying Common Shares” and the relevant shareholder will be entitled to receive one special voting share for each such Qualifying Common Share.

As mentioned above, CNH Industrial N.V. (“the Company”) issued special voting shares with a nominal value of €0.01 each to those eligible shareholders for and elect to receive such special voting shares upon completion of the merger of Fiat Industrial S.p.A. and of CNH Global N.V. respectively with and into CNH Industrial N.V.; the Company could issue further special voting shares, following the completion of such mergers, pursuant to the “Terms and Conditions” of the special voting shares.

The electing shareholders are not required to pay any amount to the Company in connection with the allocation of the special voting shares.

Common shares are freely transferable, while, as described below, special voting shares are transferable exclusively in limited circumstances, as described below, and they are not admitted to listing. In particular, at any time, a holder of common shares that are Qualifying Common Shares wishing to transfer such common shares other than in limited specified circumstances (e.g., transfers to affiliates or relatives through succession, donation or other transfers) must first request a de-registration of such Qualifying Common Shares from the Loyalty Register and to move back into the Regular Trading System. After de-registration from the Loyalty Register, such common shares no longer qualify as Qualifying Common Shares and, as a result, the holder of such common shares is required to offer and transfer the special voting shares associated with the transferred common shares to the Company for no consideration.

The special voting shares have minimal economic entitlements as per the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any economic rights additional to the ones pertaining to the common shares. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve.

Capital reserves

At September 30, 2013, capital reserves amounting to €2,309 million (€435 million at December 31, 2012) consisted mainly of the share premium reserve.

Earnings reserves

Earnings reserves, amounting to €3,647 million at September 30, 2013 (€2,417 million at December 31, 2012) consist mainly of the legal reserve of CNH Industrial N.V., retained earnings, profits attributable to the owners of the parent and the share-based payment reserve.

Interim Consolidated financial statements and Notes at September 30, 2013	45

Other comprehensive income

The amount of Other comprehensive income can be analyzed as follows:

(€ million)	3rd Quarter 2013	3rd Quarter 2012	1/1 – 9/30/2013	1/1 – 9/30/2012
Other comprehensive income that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	—	—	—	—

Total Other comprehensive income that will not be reclassified subsequently to profit or loss (A)	—	—	—	—

Other comprehensive income that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	33	(4)	102	(70)
Gains/(losses) on cash flow hedging instruments reclassified to profit or loss	(19)	40	(26)	92
Gains/(losses) on cash flow hedging instruments	14	36	76	22

Gains/(losses) on the remeasurement of available-for-sale financial assets arising during the period	—	—	—	—
Gains/(losses) on the remeasurement of available-for-sale financial assets reclassified to profit or loss	—	—	—	—
Gains/(losses) on the remeasurement of available-for-sale financial assets	—	—	—	—

Exchange gains/(losses) on translating foreign operations arising during the period	(206)	(97)	(386)	(67)
Exchange gains/(losses) on translating foreign operations reclassified to profit or loss	—	—	—	—
Exchange gains/(losses) on translating foreign operations	(206)	(97)	(386)	(67)

Share of Other comprehensive income of entities accounted for using the equity method arising during the period	(19)	—	(25)	6
Reclassification adjustment for the share of Other comprehensive income of entities accounted for using the equity method	—	—	—	—
Share of Other comprehensive income of entities accounted for using the equity method	(19)	—	(25)	6

Total Other comprehensive income that may be reclassified subsequently to profit or loss (B)	(211)	(61)	(335)	(39)

Tax effect of the other components of Other comprehensive income (C)	(17)	(10)	(21)	(6)

Total Other comprehensive income, net of tax (A) + (B) + (C)	(228)	(71)	(356)	(45)

Interim Consolidated financial statements and Notes at September 30, 2013	46

The income tax effect relating to Other comprehensive income can be analyzed as follows:

	3rd Quarter 2013			3rd Quarter 2012			1/1 – 9/30/2013			1/1 – 9/30/2012
(€ million)	Before tax amount	Tax (expense) benefit	Net-of- tax amount	Before tax amount	Tax (expense) benefit	Net-of- tax amount	Before tax amount	Tax (expense) benefit	Net-of- tax amount	Before tax amount	Tax (expense) benefit	Net-of- tax amount
Other comprehensive income that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	—	—	—	—	—	—	—	—	—	—	—	—

Total Other comprehensive income that will not be reclassified subsequently to profit or loss	—	—	—	—	—	—	—	—	—	—	—	—

Other comprehensive income that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	14	(17)	(3)	36	(10)	26	76	(21)	55	22	(6)	16
Gains/(losses) on the remeasurement of available-for-sale financial assets	—	—	—	—	—	—	—	—	—	—	—	—
Exchange gains/(losses) on translating foreign operations	(206)	—	(206)	(97)	—	(97)	(386)	—	(386)	(67)	—	(67)
Share of Other comprehensive income of entities accounted for using the equity method	(19)	—	(19)	—	—	—	(25)	—	(25)	6	—	6

Total Other comprehensive income that may be reclassified subsequently to profit or loss	(211)	—	(228)	(61)	—	(71)	(335)	—	(356)	(39)	—	(45)

Total Other comprehensive income	(211)	(17)	(228)	(61)	(10)	(71)	(335)	(21)	(356)	(39)	(6)	(45)

24. Provisions

(€ million)	At September 30, 2013		At December 31, 2012
Employee benefits		2,070		2,213
Other provisions:
Warranty provision	781		802
Restructuring provision	80		134
Investment provision	5		5
Other risks	1,963		1,707

Total Other provisions		2,829		2,648

Total Other provisions		4,899		4,861

Provisions for Employee benefits include provisions for both pension plans and other post-employment benefits. Provisions decreased over the first nine months of 2013 mainly as the result of the payment of components of variable compensation relating to 2012.

Provisions for other risks amount to €1,963 million at September 30, 2013 (€1,707 million at December 31, 2012) and include provisions for contractual, commercial and legal risks.

Interim Consolidated financial statements and Notes at September 30, 2013	47

25. Debt

(€ million)	At September 30, 2013		At December 31, 2012
Asset-backed financing		10,121		9,708
Other debt:
Bonds	5,017		5,424
Borrowings from banks	5,731		5,174
Payables represented by securities	233		138
Other	171		189

Total Other debt		11,152		10,925

Total Debt		21,273		20,633

Debt increased by €640 million over the period (increase of €1,269 million excluding exchange translation differences). Moreover, during the first nine months of 2013, CNH Capital LLC issued a bond at par having nominal value of USD 600 million (equivalent to €444 million), falling due in 2018 and bearing fixed interest at a rate of 3.625% payable semi-annually. During the period, the Group repaid bonds for an amount falling due of €759 million.

The principal bond issues outstanding at September 30, 2013 are as follows:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount (€ million)
Global Medium Term Notes:
CNH Industrial Finance Europe S.A. (1)	EUR	1,000	5.250%	March 11, 2015	1,000
CNH Industrial Finance Europe S.A. (1)	EUR	1,200	6.250%	March 9, 2018	1,200

Total Global Medium Term Notes					2,200

Other bonds:
CNH Capital LLC	USD	750	3.875%	November 1, 2015	556
CNH America LLC	USD	254	7.250%	January 15, 2016	188
CNH Capital LLC	USD	500	6.250%	November 1, 2016	370
Case New Holland Inc.	USD	1,500	7.875%	December 1, 2017	1,111
CNH Capital LLC	USD	600	3.625%	April 15, 2018	444

Total Other bonds					2,669

Hedging effect and amortized cost valuation					148

Total Bonds					5,017

(1)	Bond listed on the Irish Stock Exchange.

Further information about these bonds is included in Note 27 to the consolidated financial statements at December 31, 2012 of Fiat Industrial. The unaudited prospectuses and offering circulars, or their abstracts, relating to the above-mentioned principal bond issues are available on the Group’s website at www.cnhindustrial.com under “Investors – Fixed income investors”.

The Group intends to repay the issued bonds in cash at due date by utilizing available liquid resources. In addition, the companies in the Group may from time to time buy back bonds on the market that have been issued by the Group, also for purposes of their cancellation. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.

Available committed credit lines expiring after twelve months amount to approximately €1.6 billion at September 30, 2013 (€1.6 billion at December 31, 2012).

Finally, financial payables secured with mortgages and other liens on assets of the Group amount to €115 million at September 30, 2013 (€112 million at December 31, 2012); this amount includes balances of €52 million (€49 million at December 31, 2012) due to creditors for assets acquired under finance leases.

Interim Consolidated financial statements and Notes at September 30, 2013	48

26. Trade payables

Trade payables of €4,858 million at September 30, 2013, increased by €15 million from the amount at December 31, 2012.

27. Other current liabilities

At September 30, 2013, other current liabilities include €1,206 million of amounts payable to customers relating to buy-back agreements (€1,073 million at December 31, 2012) and accrued expenses and deferred income of €426 million (€397 million at December 31, 2012).

28. Guarantees granted, commitments and other contingent liabilities

Guarantees granted

At September 30, 2013, the Group had outstanding guarantees granted on the debt or commitments of third parties or unconsolidated subsidiaries jointly controlled and associated entities totaling €370 million (€486 million at December 31, 2012).

Lawsuits and controversies

The parent company and certain subsidiaries are party to various lawsuits and controversies. Nevertheless, it is believed that the resolution of these controversies will not cause significant liabilities for which specific risk provisions have not already been set aside. For further information concerning the CNH Industrial Group’s contingent liabilities reference should be made to the Contingent liabilities section of Note 30 of the consolidated financial statements of the Fiat Industrial for the year ended December 31, 2012.

Interim Consolidated financial statements and Notes at September 30, 2013	49

29. Segment information

The Income statement by operating segment for the third quarter of 2013 and 2012 is as follows:

					3rd Quarter 2013						3rd Quarter 2012
(€ million)	Agric. & Constr. Equip.	Trucks & Comm. Vehic.	Powertrain	Other activities	Unallocated items & adjustments	CNH Industrial Group	Agri. & Constr. Equip.	Trucks & Comm. Vehic.	Powertrain	Other activities	Unallocated items & adjustments	CNH Industrial Group
Segment revenues	3,889	2,093	762	6	(533)	6,217	4,088	2,054	646	5	(480)	6,313
Revenues from transactions with other operating segments (*)	(1)	(12)	(514)	(6)	533	—	(1)	(33)	(441)	(5)	480	—
Revenues from external customers	3,888	2,081	248	—	—	6,217	4,087	2,021	205	—	—	6,313
Trading profit/(loss)	470	15	35	(10)	(2)	508	444	110	25	(13)	4	570
Unusual income/(expense)	(4)	(5)	(1)	—	—	(10)	—	(9)	—	—	—	(9)
Operating profit/(loss)	466	10	34	(10)	(2)	498	444	101	25	(13)	4	561
Financial income/(expense)					(114)	(114)					(112)	(112)
Interest in profit/(loss) of joint ventures and associates accounted for using the equity method	18	1	—	—	(1)	18	21	1	—	—	1	23
Other profit/(loss) from investments	—	—	—	—	—	—	—	—	—	—	—	—
Result from investments	18	1	—	—	(1)	18	21	1	—	—	1	23
Profit/(loss) before taxes						402						472
Income taxes					154	154					181	181
Profit/(loss) from Continuing Operations						248						291

(*)	Revenues from transactions with other operating segments include revenues between Group companies consolidated on a line-by-line basis relating to different segments. Intersegment sales are accounted for at transfer prices that are substantially in line with market.

The Income statement by operating segment for the first nine months of 2013 and 2012 is as follows:

					1/1 –9/30/2013						1/1 –9/30/2012
(€ million)	Agric. & Constr. Equip.	Trucks & Comm. Vehic.	Powertrain	Other activities	Unallocated items & adjustments	CNH Industrial Group	Agric. & Constr. Equip.	Trucks & Comm. Vehic.	Powertrain	Other activities	Unallocated items & adjustments	CNH Industrial Group
Segment revenues	12,107	6,063	2,346	15	(1,687)	18,844	12,004	6,226	2,106	14	(1,579)	18,771
Revenues from transactions with other operating segments (*)	(2)	(81)	(1,589)	(15)	1,687	—	(16)	(129)	(1,420)	(14)	1,579	—
Revenues from external customers	12,105	5,982	757	—	—	18,844	11,988	6,097	686	—	—	18,771
Trading profit/(loss)	1,485	7	87	(25)	(5)	1,549	1,290	299	77	(38)	—	1,628
Unusual income/(expense)	(4)	(62)	(3)	—	—	(69)	—	(141)	—	—	1	(140)
Operating profit/(loss)	1,481	(55)	84	(25)	(5)	1,480	1,290	158	77	(38)	1	1,488
Financial income/(expense)					(344)	(344)					(334)	(334)
Interest in profit/(loss) of joint ventures and associates accounted for using the equity method	58	12	—	—	—	70	60	4	—	—	2	66
Other profit/(loss) from investments	—	1	—	—	—	1	—	—	—	—	—	—
Result from investments	58	13	—	—	—	71	60	4	—	—	2	66
Profit/(loss) before taxes						1,207						1,220
Income taxes					460	460					476	476
Profit/(loss) from Continuing Operations						747						744

(*)	Revenues from transactions with other operating segments include revenues between Group companies consolidated on a line-by-line basis relating to different segments. Intersegment sales are accounted for at transfer prices that are substantially in line with market.

Interim Consolidated financial statements and Notes at September 30, 2013	50

The Total Assets and Liabilities by operating segment at September 30, 2013 and at December 31, 2012 are as follows:

					At September 30, 2013						At December 31, 2012
(€ million)	Agric. & Constr. Equip.	Trucks & Comm. Vehic.	Powertrain	Other activities	Unallocated items & adjustments	CNH Industrial Group	Agric. & Constr. Equip.	Trucks & Comm. Vehic.	Powertrain	Other activities	Unallocated items & adjustments	CNH Industrial Group
Segment assets	24,012	10,599	1,919	8,716	(9,201)	36,045	22,448	10,273	1,911	7,836	(8,364)	34,104
Tax assets					1,516	1,516					1,530	1,530
Receivables from financing activities, Non-current Other receivables and Securities of industrial companies					157	157					158	158
Cash and cash equivalents, Current securities and Other financial assets of industrial companies					2,295	2,295					3,069	3,069

Total Treasury assets					2,452	2,452					3,227	3,227

Total Unallocated assets					3,961	3,961					4,757	4,757

Total Assets						40,013						38,861

Segment operating assets include:
Investments in subsidiaries, associates and joint ventures accounted for using the equity method	255	235	—	—	(12)	478	264	211	—	—	(11)	464
Increases in non-current assets other than financial instruments, deferred tax assets and post-employment benefit assets	526	347	83	92	(116)	932	758	439	152	236	(236)	1,349

Segment liabilities	19,389	8,651	1,248	147	(456)	28,979	18,255	9,211	1,226	87	(515)	28,264
Tax liabilities					684	684					510	510
Treasury liabilities					4,797	4,797					4,711	4,711

Total Unallocated liabilities					5,474	5,474					5,221	5,221

Total Liabilities						34,460						33,485

30. Translation of financial statements denominated in a currency other than the Euro

The principal exchange rates used to translate into Euros the financial statements prepared in currencies other than the Euro were as follows:

	1/1 – 9/30/2013		At December 31, 2012	1/1 – 9/30/2012
	Average	At September 30		Average	At September 30
US dollar	1.317	1.351	1.319	1.281	1.293
Pound sterling	0.852	0.836	0.816	0.812	0.798
Swiss franc	1.232	1.223	1.207	1.204	1.210
Polish zloty	4.201	4.229	4.074	4.209	4.104
Brazilian real	2.791	3.041	2.704	2.455	2.623
Argentine peso	6.950	7.819	6.478	5.713	6.061

31. Other information

CNH Industrial Group had an average number of employees of 69,588 during the first nine months of 2013, compared to an average of 67,277 during the first nine months of 2012.

Interim Consolidated financial statements and Notes at September 30, 2013	51